FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail.

Gas Natural shall not be responsible for any deviations between the translation and the

Spanish language document.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

1 Tender Offer (OPA) by Gas Natural, SDG, S.A. for the Acquisition of 100% of the capital of Endesa, S.A.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Legal Disclaimer

This document does not constitute an Offer of sale or purchase of securities, nor is it a request that any agreement whatsoever be voted on or adopted. The owners of Endesa, S.A.’s common shares to which the Tender Offer (OPA) prepared by Gas Natural SDG, S.A. for Endesa, S.A.’s shares (the “Offer”) is addressed must adopt any decision on the sale or subscription of the securities mentioned in this document solely on the basis of the information contained in the Spanish Folleto for the Offer.

The Offer and the Spanish Folleto were authorized on February 27, 2006, by the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores or “CNMV”). The Prospectus contains the information required by Law 24/1988, of July 28, on the Stock Market, by Royal Decree 1197/1991, of July 26, on the System for Tender Offers, by Royal Decree 1310/2005, of November 4, which partially implements Law 24/2998, of July 28, on the Stock Market, with respect to the admission of securities to trading on official secondary markets, Offers for sale or subscription, and the brochure required in such cases, and other applicable legislation.

Both the Spanish Folleto for the Offer and the supplemental documentation attached are available to Endesa, S.A.’s shareholders in the corporate domiciles of Gas Natural SDG, S.A. (Avenida del Portal de l’Àngel, 20 y 22, Barcelona) and Endesa, S.A. (Calle Ribera del Loira, 60, Madrid), in the domiciles of the Stock Exchange Councils of Madrid (Plaza de la Lealtad, 1, Madrid), Barcelona (Paseo de Gracia, 19, Barcelona), Bilbao (Calle José María Alabarri, 1, Bilbao), and Valencia (Calle Libreros, 2-4, Valencia), in the domicile of Caixa d’Estalvis i Pensions de Barcelona (“La Caixa”) as the agent for the Offer and Spanish Exchange Agent and Fractional Share Agent for the Offer (Av. Diagonal, 6521-629, 08028 Barcelona), and in the domiciles of the New York Stock Exchange (11 Wall Street, New York, USA), the Stock Exchange of Santiago, Chile (La Bolsa 64, Santiago, Chile), the Electronic Stock Exchange (Huérfanos, 770, Santiago, Chile), and the Stock Exchange of Valparaíso (Prat 798, Valparaíso, Chile).

Likewise, the Prospectus and the supplemental documentation may be consulted in the public registries of the Spanish Securities and Exchange Commission (in Madrid, at Paseo de la Castellana, 15, and in Barcelona, at Paseo de Gracia, 19). The Prospectus and announcement model may be consulted on the web pages of the CNMV (www.cnmv.es), Gas Natural SDG, S.A. (www.gasnatural.com), Endesa, S.A. (www.endesa.es), and the Securities and Exchange Inspection Office of Chile (www.svs.cl). In Chile, by the same deadline mentioned above, Endesa, S.A.’s shareholders may obtain a copy of the Prospectus and the supplementary documentation through the Securities Inspection Office of Chile (Av. Libertador Bernardo O’Higgins 1449, Santiago, Chile). Finally, the recipients of the Offer may request copies of the Prospectus in writing or by phone through the Offer’s information agent designated by Gas

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Natural for said purpose: GSProxibérica, S.L.U. (a member of the Georgeson Shareholder Group, at Calle Antonio Maura, 18, 28014 Madrid; toll-free: 900 800 905 and foreign institutional investors +39 0642171777), web site: (www.gsproxiberica.com).

Likewise, on March 6, 2006, Gas Natural SDG, S.A. filed with the United States Securities and Exchange Commission (“SEC”) documentation relevant to the offer, addressed exclusively to the holders of American Depositary Shares (“ADS”) of Endesa, S.A. and to U.S. holders of Endesa, S.A. common shares (the “U.S. Offer”) on substantially the same terms as the Offer. For this purpose, Gas Natural SDG, S.A. has filed a Registration Statement on Form F4 (No. 333-132076) and a Statement on Schedule TO, which include the documentation necessary to register the common shares and ADS issued by Gas Natural SDG, S.A. in exchange for the common shares and ADS of Endesa, S.A., the holders of which accept the U.S. Offer. The documentation on the U.S. Offer is available on the SEC’s web page (www.sec.gov). Pursuant to Rule 14d-5 of the United States Securities and Exchange Act of 1934, Gas Natural SDG, S.A. has requested of Endesa, S.A. that it either send the brochure on the U.S. Offer directly to those shareholders who are recipients of the U.S. Offer or send Gas Natural SDG, S.A. the list of its shareholders so that Gas Natural SDG, S.A. may send the materials of the brochure on the U.S. Offer to the recipients of the same. The owners of Endesa, S.A. ADS and U.S. holders of common shares to which the U.S. Offer is addressed should carefully read the documentation filed (or to be filed) with the SEC, since it contains information relevant to the U.S. Offer.

This document may contain forward-looking statements based on current expectations held by the management of Gas Natural SDG, S.A. These forward-looking statements concern, among other things:

•	Management strategies

•	Synergies and cost savings

•	Integration of business activities

•	Market position

•	Expected increase in sales volume and gas and electricity mix

•	Planned asset divestitures and investments

•	Net debt levels, earnings before interest, taxes, depreciations, and amortizations (EBITDA), and increased earnings per share

•	Dividend policy; and

•	Timing and benefits of the Offer and the combined company

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; costs relating to the offer and the integration; decisions of the competent authorities; litigation; and the effects of competition.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The forward-looking statements may be identified by the words “believes,” “expects,” “anticipates”, “projects,” “intends,” “should,” “attempts to achieve,” “estimates,” “future,” or similar expressions.

These forward-looking statements reflect our current expectations. In light of the many risks and uncertainties which surround these industries and the offer, you should understand that we cannot assure that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on forward-looking information.

This communication is not for publication or distribution in Australia, Canada, Japan, or any other jurisdiction where it would otherwise be prohibited or limited.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

On September 5, 2005, Gas Natural applied to the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores or CNMV) for authorization for a Tender Offer (Oferta Pública de Adquisición or OPA) for 100% of the capital of the company Endesa.

The transaction allows the two companies to advance toward their strategic goals, increase effective competition in the Spanish energy market, accelerate the liberalization process, and increase the quality and guaranteed supply to consumers.

The transaction is an excellent opportunity for Gas Natural’s and Endesa’s shareholders, who may benefit from the value generated by a product with a profitable future.

In view of the different reports issued by the National Energy Commission, the Defense of Competition Service, and the Defense of Competition Court, the Council of Ministers approved the transaction on February 3, 2006, subject to certain conditions.

After studying the twenty conditions imposed by the Council of Ministers, the Board of Directors of Gas Natural decided to continue with the transaction on February 6, 2006.

On February 27, 2006, the CNMV authorized the Tender Offer.

The acceptance period for Gas Natural’s Tender Offer for 100% of the corporate capital of Endesa began on March 6, 2006, in Spain. At the same time, the United States Securities and Exchange Commission declared the U.S. Prospectus to be effective in the United States, where Endesa stock is also traded. Both acceptance periods are initially programmed to last 45 days.

The purpose of the Extraordinary Shareholders Meeting, held today, April 7, is to agree on the capital increase so as to pay for the shares belonging to Endesa shareholders who accept the Tender Offer, delegating the execution of the same to the Board of Directors.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Gas Natural’s Offer

The Offer represents a total valuation of Endesa at approximately 22,549 million euros, that is, 21.30 euros per share, a premium for its shareholders of 14.8% over the Endesa trading price at the close of markets on the day before the Offer was submitted, and 19.4% over the mean trading price for Endesa stock in the six months prior to the submission of the Offer.

The consideration Offered consists of shares and money, 65.5% and 34.5% respectively, with the above-mentioned valuation. Endesa shareholders which accept the Offer will receive 7.34 euros in cash and 0.569 newly issued shares of Gas Natural for each share of Endesa.

The new shares which Gas Natural issues in consideration of the Offer will be common stock in Gas Natural, with the same economic and political rights as said stock, from the date the capital increase is registered in the Commercial Registry.

The Offer depends on Gas Natural’s acquisition of 75% of the shares representing the corporate capital of Endesa.

Likewise, the Offer is subject to the condition that the General Shareholders Meeting of Endesa adopt resolutions to amend:

•	Article 32 of the company’s By-Laws, thus eliminating all restrictions and limitations on the number of votes to be exercised by Endesa shareholders.

•	Articles 37 and 38, thus eliminating the requirements as to type and percentage for majorities in the Board of Directors.

•	Article 42, so that no conditions are imposed for being appointed to the Board of Directors of Endesa or as Managing Director (Consejero Delegado), other than the incompatibilities established by law.

Financing of the OPA

One group of financial entities has signed a syndicated loan of approximately 7,800 million euros to finance the cash portion of the Offer. The entities coordinating the financing are UBS Limited, Société Générale, and La Caixa.

Financing for the transaction has been provided to Gas Natural on the basis of its solvency and has not required the granting of any security interests or support.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The part of the consideration paid in shares shall take place through a capital increase of Gas Natural for a face value of 602,429,955 euros, through the issue of 602,429,955 new common shares with a face value of 1 euro each. This increase must be approved by this General Extraordinary Shareholders Meeting.

Increased Profits and Dividends

The new group will create value for its shareholders from the time of its incorporation: Gas Natural’s goal is for the per-share dividend to grow by 15% from 2006 to 2009.

Gas Natural’s shareholders will benefit as follows:

•	An increase in the payout of up to from 52% to 55% of its consolidated net profit for 2008.

•	All capital gains resulting from future sales of non-energy assets will be distributed as dividends.

A New Global Integrated Energy Group Leader

The new company will be the world’s third largest utility (with a majority of private capital), number one in gas and number two in electricity in Spain, with a significant presence in Latin America. The company will have 16 million customers in Europe and 30 million worldwide.

Utilities ranking by number of customers*

Source:  Annual Reports and Presentations

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The transaction follows a clear business logic, allowing for the creation of value for the shareholders of both companies and accelerated achievement of their strategic goals.

The new group will be a world leader in the energy markets of gas and electricity, which will have a diversified portfolio of assets. This will provide an ideal platform from which to take advantage of the most attractive business opportunities in the markets in which the two companies are present.

The new group will have a solid financial structure which will ensure investment in regulated businesses, as well as in other liberalized businesses with high added value, enabling it to keep its commitment toward increased returns for shareholders.

In electricity generation, the combination of assets of the two companies and the divestments planned would allow the new company to be endowed with an optimum mix for electricity generation and a diversification in keeping with that of the Spanish market.

The new group begins with the proposal of maintaining leadership in the Spanish energy market by means of pursuing Endesa’s strategic goals for combined cycles, with a flexible, competitive supply of natural gas.

The complementarity of Endesa’s and Gas Natural’s assets and abilities will allow the creation of a world energy leader, with a unique position in the gas business and an energy competitor at the European level.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Creation of Value and Synergies

The transaction will create value for the new company’s shareholders, given its competitive position and the business logic of the transaction.

Gas Natural estimates that the transaction would generate significant synergies of approximately 350 million euros beginning in 2008.

From this amount, approximately half of the potential savings will arise from the integration of business platforms, call centers, invoicing, and commercial and marketing services. Furthermore, a reduction in overhead of up to 85 million euros is expected, as is a savings of 90 million euros for the integration of the two companies’ information systems.

Beyond the estimated 350 million euros in synergies, the distribution business has a savings potential in procurement and subcontracting of services. The new group intends to invest these savings, estimated at some 70 million euros per year, to continue improving the quality of the regulated service.

Opportunities for Growth

The new group will benefit from the very relevant position of LNG in the market, through a joint venture with Repsol YPF. This will allow increased flexibility in supply, maximum use of maritime transport, and potential growth in trading.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

This, together with Gas Natural’s combined-cycle plants, will allow for the most efficient use of the power generating facilities, which will benefit from the diversified mix of fuels and broad experience in energy management.

The new group will be the leader in installed combined-cycle power. The forecast is for the resulting company to have a total of 8,400 MW of power installed by the end of 2009.

With respect to renewable energies, the new group plans a major increase in installed power. This will give it an outstanding position in renewable energies, in line with the recently approved Renewable Energy Plan.

In Italy, Endesa’s and Gas Natural’s good position in the gas and electricity generation markets will be an excellent platform to take advantage of the new opportunities for growth. Gas Natural plans selective purchases, aiming to reach 700,000 customers by the end of 2008. For its part, Endesa is developing various projects to increase its combined-cycle power. Furthermore, both companies have regasification plant projects under way.

In Latin America, Gas Natural and Endesa are the companies of reference in the gas and electricity markets of the principal capitals. This provides the new group with an excellent platform for growth.

Greater Effective Competition

The transaction, together with the subsequent sale of assets, will allow a solid articulation of the Spanish energy sector and will contribute to the creation of more effective competition in these markets due to the solidity of their main players and their having a balanced, competitive generation mix.

This process is in line with other, similar movements taking place in Europe and will allow the creation of companies which integrate gas and electricity management, with a strong commitment to investment so as to strengthen the level of the quality of service and assure supply for all consumers.

The sector will become more dynamic since Gas Natural will sell approximately 10% of the annual demand for gas, a condition imposed on the Offer by the Spanish Council of Ministers.

Investments and Benefits for Consumers

The new group plans to invest approximately 17,000 million euros from 2006 to 2009 and assumes the commitment to make all the investments in regulated activities announced by Endesa and Gas Natural separately until 2009.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

More than 60% of the total investment will be earmarked for electricity generation and distribution in Spain, to improve service quality and ensure security of supply.

The cost savings from the joint operation of the distribution networks of the two companies may exceed 70 million euros per year. The new group is committed to reinvesting that entire amount in the continual improvement of the quality of service provided to the customer.

The new organization will be structured territorially. Thus, Gas Natural seeks to maintain its customer orientation in the new company, bringing decision-making closer to the markets and the customers receiving services. Gas Natural has already done this with the structure of its regional gas distributors.

The integration of Endesa and Gas Natural will be most beneficial for consumers:

•	Energy supply in Spain is ensured thanks to the company’s better position in the international markets.

•	Better quality in the electricity supply will be possible thanks to the commitment to invest.

•	The synergies (in distribution) associated with the transaction will be passed on to consumers, allowing greater efficiency and, in short, savings for customers.

Territorial Organization

The new group will keep its headquarters in Barcelona and will have corporate offices in both Madrid and Barcelona.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The resulting company will have five major business areas:

•	Up and Mid-stream Gas, which will include developing LNG’s integrated projects, the management of maritime transport, and the operation of the Magreb-Europe gas pipeline.

•	Energy Management and Wholesale Sale.

•	Generation in Europe.

•	Distribution and Retail Sale in Europe.

•	Latin America.

The new company will be territorial, so as to bring decision-making closer to the markets and the customers receiving services.

The new group will maintain the territorial structure of the gas distribution companies and may further create two new companies, on operational grounds, to distribute gas in Catalonia and Madrid.

A territorial structure will also be created for electricity generation and distribution. This will include both assets and personnel to develop, operate, and maintain the same. Thus, new territorial subsidiaries will be created for electricity generation and distribution: The following are some examples:

•	FECSA-ENHER Distribución and FECSA-ENHER Generación

•	SEVILLANA Distribución and SEVILLANA Generación

•	ERZ Distribución and ERZ Generación

•	GESA Distribución and GESA Generación

•	UNELCO Distribución and UNELCO Generación

Agreement with Iberdrola

Gas Natural and Iberdrola have signed a contract on the transfer of certain assets of the new group.

Provisionally and with no binding effects, Gas Natural and Iberdrola announced the transaction and set the income from divestment at between 7,000 and 9,000 million euros.

The contract is subject to Gas Natural’s taking effective control of Endesa and must be approved by the relevant competent authorities.

This contract fits within the framework of divestment of electricity and gas assets which Gas Natural presented before the Spanish authorities and will allow the two companies to attain a more balanced structure in the gas and electricity sectors.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The contract will favor both companies’ competitiveness in the international markets, which tend toward convergence and globalization of the gas and electricity markets, as shown by some transactions under way in Europe.

The assets included in the contract include electricity generation installations in Spain and Europe and certain areas of gas distribution, which include 1.25 million customers in the parts of Spain where Iberdrola operates.

The transaction will take place at market prices, which will be determined by different investment banks of acknowledged prestige.

Conditions Imposed by the Council of Ministers

After analyzing the twenty conditions imposed by the Council of Ministers on February 3, 2006, the Board of Directors of Gas Natural resolved to go forward with the transaction because the fulfillment of said conditions is compatible with the strategic, industrial, and financial goals of the transaction:

•	To take advantage of the convergence of gas and electricity.

•	To have available a flexible, competitive gas supply.

•	To have a diversified generation portfolio.

•	To manage gas and electricity customers integrally.

•	To have an attractive investment profile and mix of business activities.

•	To take advantage of the potential synergies.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

On March 2, 2006, Gas Natural submitted a detailed divestment plan, in line with the conditions imposed by the Council of Ministers, which must be approved by the Defense of Competition Service.

The sale of assets and businesses contemplated by the resolution of the Council of Ministers allows the sale of assets at market value, and the package sold will include all the assets and means necessary for it to operate independently.

The Council of Ministers made no pronouncement on the contract with Iberdrola, which must eventually be reviewed by the Spanish National Energy Commission.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

2 Announcement of Tender Offer by Gas Natural SDG, S.A. for Endesa, S.A.

On February 27, 2006, the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores or “CNMV”) authorized the launch of a Tender Offer for the shares of Endesa, S.A. by Gas Natural SDG, S.A. (the “Offer” or the “Spanish Offer”), which will be governed by the provisions of Law 24/1988, of July 28, on the Stock Market, of Royal Decree 1197/1991, of July 26, on the legal system for Tender Offers, of Royal Decree 1310/2005, of November 4, which partially implements Law 24/1988, on the Stock Market, on the admission of securities to trading on official secondary markets, on Tender Offers for purchase or subscription, and of other applicable regulations, with the following essential conditions:

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

1.	Introduction

1.1	Scope of the Offer

The Offer is made by Gas Natural SDG, S.A. (“Gas Natural”) and addressed to all the holders of common shares of Endesa, S.A. (“Endesa”) under the terms and conditions provided in the Spanish Folleto of the Offer (the “Folleto”) and the documentation attached to the same.

In parallel to the Offer, Gas Natural will make an offer in the United States of America (the “U.S. Offer”) addressed exclusively to the holders of American Depositary Shares (“ADS”) of Endesa and U.S. holders of common shares of Endesa, though the latter may opt to take either the Spanish Offer or the U.S. Offer. The main features of the U.S. Offer and its differences with the Offer are described in Section 5 of the Introductory Chapter of the Folleto.

Those who hold Endesa shares through the Foreign Securities Registry of the Santiago (Chile) Stock Exchange who wish to accept the Offer shall be subject to the procedures and formalities provided in the Folleto.

1.2	Applicable Legislation and Competent Authority

The Offer is made in Spain pursuant to the provisions of Law 24/1998, of July 28, on the Stock Market, and of Royal Decree 1197/1991, of July 26, on the System of Tender Offers, and other applicable legal regulations. The only authority competent to examine the Folleto and authorize the Offer is the CNMV. The terms and conditions of the Offer are those established in the Folleto and the documentation attached to the same.

The U.S. Offer is subject to the United States Securities Act of 1933 (the “Securities Act”), the United States Securities and Exchange Act of 1934 (the “Securities Exchange Act”), the Rules promulgated under said laws, and other applicable regulations. The only authority competent to examine and register the U.S. Prospectus for the U.S. Offer (“U.S. Prospectus”) is the Securities and Exchange Commission (“SEC”).

The Offer is not subject to authorization by the Securities and Exchange Inspection Office of Chile (“SVS”) or the Santiago (Chile) Stock Exchange.

1.3	Availability of the Folleto

The Folleto and the supplementary documentation attached thereto are available to Endesa’s shareholders from the first day following the publication of the first of the announcements mentioned in Article 18 of Royal Decree 1197/1991 in the following locations:

the domiciles of Gas Natural (Avenida Portal de l’Àngel, 20 y 22, Barcelona) and of Endesa (Calle Ribera del Loira, 60, Madrid);

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

the domiciles of the Stock Exchange Councils of Madrid (Plaza de la Lealtad, 1, Madrid), Barcelona (Paseo de Gracia, 19, Barcelona), Bilbao (Calle José María Alabarri, 1, Bilbao), and Valencia (Calle Libreros, 2-4, Valencia);

the domicile of La Caixa as the Spanish Exchange Agent and Fractional Share Agent for the Offer (Av. Diagonal, 6521-629, 08028 Barcelona); and

the domiciles of the New York Stock Exchange (11 Wall Street, New York, USA), the Stock Exchange of Santiago, Chile (La Bolsa 64, Santiago, Chile), the Electronic Stock Exchange (Huérfanos, 770, Santiago, Chile), and the Stock Exchange of Valparaíso (Prat 798, Valparaíso, Chile).

Likewise, the Folleto and the supplementary documentation may be consulted in the public registries of the CNMV (in Madrid, at Paseo de la Castellana, 15, and in Barcelona, at Paseo de Gracia, 19). The Prospectus and announcement model may be consulted on the web pages of the CNMV (www.cnmv.es), Gas Natural (www.gasnatural.com), Endesa (www.endesa.es), and the SVS (www.svs.cl).

In Chile, by the same deadline mentioned above, Endesa’s shareholders may obtain a copy of the Folleto and the supplementary documentation through the Securities Inspection Office of Chile (Av. Libertador Bernardo O’Higgins 1449, Santiago, Chile).

Finally, the recipients of the Offer may request copies of the Folleto in writing or by phone through the Offer’s information agent designated by Gas Natural for said purpose: GSProxibérica, S.L.U. (a member of the Georgeson Shareholder Group, Calle Antonio Maura, 18, 28014 Madrid; toll-free: 900 800 905 and foreign institutional investors +39 0642171777), web site: (www.gsproxiberica.com).

1.4	The U.S. Offer

The recipients of the U.S. Offer (that is, holders of Endesa ADSs, regardless of the holders’ nationality or place of residence, and United States holders of Endesa common shares) which accept the same will receive in consideration 569 common shares or ADS newly issued by Gas Natural and the equivalent in United States dollars of 7,340 euros (minus expenses) for each 1,000 Endesa shares or each 1,000 Endesa ADS. In practice this is equivalent to 0.569 common shares or ADS newly issued by Gas Natural and the equivalent in United States dollars of 7.34 euros (minus expenses) for each Endesa share or ADS.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The Board of Directors of Gas Natural will propose that the General Shareholders Meeting resolve on the capital increase necessary to meet the consideration for the Offer and request that Gas Natural shares be admitted for trading, through ADS, on the New York Stock Exchange with the equivalence of one (1) ADS of Gas Natural for one (1) share of Gas Natural.

The terms of the U.S. Offer are substantially the same as those of the present Offer, and the effectiveness of the two is subject to the same conditions, though the U.S. Offer is further subject to the Spanish Offer’s becoming effective and to its settlement. In contrast, the Spanish Offer is in no way dependent on the U.S. Offer’s becoming effective and on its settlement.

To make the U.S. Offer, Gas Natural shall file an F-4 Form (Registration Statement on Form F-4) with the SEC. Said filing will include the U.S. Prospectus for the U.S. Offer and GN will file a statement on Schedule TO. Together with the above filings, Gas Natural will file Forms F-6 and 8A, which describe the characteristics of the securities issued.

According to the information available to the public, Gas Natural has estimated that the U.S. Offer may be partially exempt under Rule 14-1(d) of the Exchange Act (Tier II relief).

Regarding the above, Gas Natural has applied for certain exemptions from the SEC in order to carry out the U.S. Offer separately. These exemptions are described in Section 5 of the Introductory Chapter of the Folleto.

2.	Identification of Endesa

The target company of the tender offer is Endesa, a Spanish joint stock corporation with corporate domicile in the city of Madrid, at Calle Ribera del Loira, 60. It holds Tax Identification Code (C.I.F.) number A-28023430.

The corporate capital of Endesa is one thousand two hundred seventy million five hundred two thousand five hundred forty euros and forty cents (1,270,502,540.40 €), represented by 1,058,752,117 shares with a face value of one euro and twenty cents (1.20 €) each, all belonging to the same class and series.

All the common shares of Endesa have been admitted to trading on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges and integrated in the Integrated Electronic Stock Exchange System (Sistema de Interconexión Bursatil Español (Mercado Continuo). Likewise, the Endesa shares have been admitted to trading on the New York Stock Exchange (“NYSE”) as ADS, with an equivalence of one to one and on the Offshore Stock Market (Registry of Foreign Securities) of Santiago de Chile.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

3.	Identification of Gas Natural and Its Group

3.1	Gas Natural

The Offer has been made by Gas Natural, which is a Spanish joint stock corporation with corporate domicile in the city of Barcelona at Avenida Portal de l’Àngel, 20 y 22. It holds Tax Identification Code (C.I.F.) number A-08015497.

Gas Natural’s corporate capital is four hundred forty-seven million seven hundred seventy-six thousand twenty-eight euros (447,776,028 €), represented by 447,776,028 shares with a face value of one euro (1 €) each, all of the same class and series. Gas Natural holds all the shares admitted for trading on the Stock Exchanges of Madrid, Barcelona, Bilbao, and Valencia and forming part of the SIBE. Gas Natural’s shares also form part of the Ibex 35 index, in particular Ibex Utilities.

3.2	Companies Belonging to the Gas Natural Group

Gas Natural is the parent company of a group of companies as defined in Article 4 of Securities Law 24/1988, of July 28, and in Article 42 of the Spanish Commercial Code. Moreover, Gas Natural does not belong to any group as defined in said articles, and no individual or legal entity, alone or in conjunction with others, exercises or may exercise control over Gas Natural as defined in said articles. The references to the term “Group” in this Offer document shall be understood as referring to the definition as provided in said articles.

As of the date of the Folleto, the main shareholders of Gas Natural mentioned in the Folleto are the following:

Gas Natural Shareholders Prior to the Offer

Gas Natural	Stake	Shares (M)
La Caixa	33.06%	148.0
Repsol YPF	30.85%	138.1
Caixa Catalunya	3.03%	13.6
Suez	5.00%	22.4
Chase Nominees	5.04%	22.6
Minority Shareholders	23.02%	103.1

Total	100.00%	447.8

Board of Directors of Gas Natural. Agreement between La Caixa and Repsol YPF.

As of the date of the Folleto, the make-up of the Board of Directors and the Executive Commission of Gas Natural is as follows:

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Name	Board Position	Executive Commission Position	Nature of Position
Gabarró Serra, Salvador	Chairman	Chairman	Executive[1]
Brufau Niubó, Antonio	Vice Chairman	Member	By Ownership[2]
Villaseca Marco, Rafael	Managing Director (Consejero Delegado)	Member	Executive[2]
Alcántara-García Irazoqui, Enrique	Member	—	By Ownership[1]
Arcas Romeu, José	Member	—	Independent
Caixa d’Estalvis de Catalunya		—
Represented by José María Loza Xuriach	Member	—
Cobo Cobo, Santiago	Member	Member	By Ownership
Fernández-Cuesta Luca de Tena, Nemesio	Member	—	By Ownership[2]
Jové Vintró, José Luis	Member	Member	By Ownership[1]
Kinder Espinosa, Carlos	Member	Member	By Ownership[1]
López Achurra, Emiliano	Member	—	Independent
Losada Marrodán, Carlos	Member	Member	Independent
Ramírez Mazarredo, Fernando	Member	—	By Ownership[2]
Solana Gómez, Guzmán	Member	Member	Executive2,[3]
Valls Maseda, Miguel	Member	—	Independent
Vega de Seoane Azpilicueta, Jaime	Member	—	Independent
Vilarasau i Salat, Josep	Member	—	By Ownership[1]
Cañellas Vilalta, Felipe	Vice Secretary non-member	Vice Secretary	—

Repsol YPF, S.A. (“Repsol YPF”) and La Caixa entered into a shareholders agreement for Gas Natural on January 11, 2000. Said agreement was amended on May 16, 2002. On December 16, 2002, and July 20, 2003, Repsol YPF and La Caixa signed two addenda to the amended agreement of January 11, 2000, by virtue of which they agreed, among other things, that each company would at all times maintain the principles of transparency, independence, and professionalism in the management of Gas Natural by maintaining joint control over said company through their stable presence among the shareholders. Likewise, they agreed to divide the positions on Gas Natural’s Board of Directors (five Board Members named at the behest of Repsol YPF, five at the behest of La Caixa, one at the behest of Caixa de Catalunya, and six independent Board Members chosen jointly by La Caixa and Repsol YPF) and Executive Commission (three members chosen from among Repsol YPF’s Board Members, including the Managing Director (Consejero Delegado), three from among La Caixa’s Board Members, including the Chairman, and two from among the independent Board Members), as well as their consensus as to the Strategic Plan for Gas Natural prior to its submission to the Board of Directors.

Unless otherwise agreed between the parties, this agreement shall automatically end if La Caixa’s or Repsol YPF’s stake in Gas Natural falls below 15%.

[1]	Designated at the request of LA CAIXA.

[2]	Designated at the request of REPSOL YPF.

[3]	Designated at the request of REPSOL YPF. However, he appears as an executive in accordance with CNMV’s Circular 1/2004, since he has an ordinary employment relationship with Gas Natural as Consultant to Top Management.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Gas Natural has been informed that La Caixa intends to maintain its agreement with Repsol YPF, to the extent possible, with regard to the initial legal situations. This shall be without prejudice to possible new circumstances, such as: (i) the dilution of Repsol YPF and La Caixa, which will vary in accordance with the degree of acceptance of the Offer, (ii) the possible incorporation in the project of other shareholders of reference, and (iii) Gas Natural’s submission, if the Offer succeeds, to supervision by new regulators, such as that of the United States capital markets.

Thus, there is no specific plan that would allow La Caixa to specify whether or not it will maintain the governance of Gas Natural and the industrial line to be followed by the same once the Offer has ended on the same terms as those stipulated in the agreement signed with Repsol YPF.

La Caixa has also informed Gas Natural that its possible submission to the supervision of new regulators (such as the SEC) could have effects on the shareholders and industrial agreement signed between La Caixa and Repsol YPF with respect to Gas Natural. While unspecified at the date of the present Folleto, these effects could consist of terminating the agreement or amending it as required by the regulatory authorities and/or stock exchange.

In any event, La Caixa has expressed to Gas Natural that it wishes to maintain the shareholders and industrial agreement with Repsol YPF, with the adaptations which may be necessary in regard to that indicated in the preceding paragraphs.

As for Repsol YPF, this company has expressed to Gas Natural that it wishes to maintain the shareholders and industrial agreement with La Caixa with respect to Gas Natural and maintain joint control with La Caixa of the new group for regulatory and competitive purposes, with the amendments and adaptations which may be necessary.

According to Repsol YPF this company has not yet adopted any decision on the possible amendments or adaptations to said agreement which may be required as a consequence of the Offer’s acceptance. Such a decision will be affected by the diverse circumstances to be taken into account, such as the degree of acceptance of the Offer, the assessment of Gas Natural’s corporate bodies, and other circumstances impossible to foresee at present. In any event, if, due to the circumstances referred to above, it is necessary to amend the agreement signed with La Caixa, the corresponding adaptation of the structure and make-up of Gas Natural’s Board of Directors and Executive Commission will be proposed.

Gas Natural considers that the future make-up of its decision-making bodies will be determined, logically, by the structure of the shareholders resulting from the Offer. The decision on such points belongs to the General Shareholders Meeting. If there is no significant acceptance of the Offer, it cannot be ruled out that the governance of Gas Natural may remain as it has to date, with the

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

majority of the Board Members designated at the behest of its two main shareholders, La Caixa and Repsol YPF, in equal proportions, in virtue of the shareholders agreement for Gas Natural.

In this respect, La Caixa and Repsol YPF, as the main shareholders of Gas Natural, have stated that even if the Offer is massively accepted and the resulting capital increase would cause stakes held by either or both to fall below 15% – which would, in theory, mean the automatic end of the shareholders agreement – they intend to maintain the agreement, with the adaptations necessary for the circumstances resulting from the Offer. Thus, since the stakes of both together could reach approximately 28% if acceptance of the Offer is 100%, a substantial variation in the structure and make-up of the Board of Directors would be possible, admitting Board Members representing new shareholders or increasing the number of independent shareholders. In this latter event, La Caixa and Repsol YPF together would lose the majority on the Board of Directors.

Gas Natural Shareholder Composition after the Offer

If the Offer has a positive result, and Gas Natural’s shareholders maintain their current stakes in the company, their stake in the capital of Gas Natural and the stake of Endesa’s current shareholders for 100% acceptance of the Offer would be as follows:

Gas Natural’s Shareholders after the Offer

100% Acceptance

Gas Natural	% Stake	Shares (M)
La Caixa	14.66%	154.0
Repsol YPF	13.15%	138.1
Caixa Catalunya	1.29%	13.6
Suez	2.13%	22.4
Caja Madrid	5.16%	54.2
AXA	3.07%	32.2
State Street Bank and Trust	2.89%	20.4
Chase Nominees	5.44%	57.1
Gas Natural Minority Shareholders	9.82%	103.1
Endesa Minority Shareholders	42.39%	445.1

Total	100%	1,050.2
Gas Natural Shares Prior to the Offer		447.8
New Shares		602.4

Gas Natural Shares after the Offer		1,050.2

Section 1.3 of Chapter I of the Folleto also shows the possible situation of Gas Natural’s shareholders after the Offer in the event of 75% acceptance.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

4.	Securities Included in the Offer

4.1	Securities Included in the Offer

The Offer includes 100% of Endesa’s shares. There are no Endesa securities other than the shares included in the Offer which, pursuant to the applicable regulations, must be covered by the Offer.

The terms of the Offer are identical for all the Endesa shares included in the same. The consideration for said shares is that indicated in Section 5 below.

All shares included in the Offer must be handed over with all their inherent economic and political rights and must be transferred free of liens, encumbrances, and third-party rights which limit the economic or political rights of said shares or their transferability. They must be transferred by persons with legitimate power to do so in accordance with the accounting registry, so that Gas Natural acquires ownership of the Endesa shares with no possible claims on the same, in accordance with Article 9 of Law 24/1988, of July 28, on the Stock Market.

4.2	Maximum Number of Securities Included in the Offer

The Offer is for 1,058,752,117 shares of Endesa, representing 100% of the company’s corporate capital.

4.3	Minimum Number of Securities on the Acquisition of Which Depends the Offer

The Offer shall not become effective unless at least 794,064,088 shares of Endesa, representing 75% of the corporate capital, are acquired.

4.4	Gas Natural’s Commitments

Pursuant to the provisions of Article 23 and concordant of Royal Decree 1197/1991, of July 26, neither Gas Natural nor the members of its Board of Directors, the companies controlled by Gas Natural, the members of the administrative bodies of said companies designated or proposed by Gas Natural, or any person acting as intermediary or in conjunction with any of the same may acquire Endesa shares, directly or indirectly, alone or on behalf of another acting in conjunction, until the result of the Offer is published.

Under Article 30.2 of Royal Decree 1197/1991, of July 26, if the result of the Offer is negative, neither Gas Natural nor the companies of its Group, the members of their administrative bodies, their top management personnel, or those who have promoted the Offer in their own name but for the account of Gas Natural or acting as intermediary for or in conjunction with Gas Natural may promote another Tender Offer for the same securities for six months from the time the result of the Offer is published, nor may they acquire said securities directly or indirectly in such amount as would warrant the presentation of such an offer.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

5.	Consideration Offered for the Securities

5.1	Consideration

The consideration for the present Offer is mixed, one part being cash and the other new-issue shares of Gas Natural (the “New Shares”). The same will be issued on the terms indicated below. Since the part consisting of shares is greater than the cash part, the Offer is an exchange. For each 1,000 Endesa shares, the consideration Offered to Endesa’s shareholders who accept the Offer is as follows:

(a)	7,340 euros in cash; and

(b)	569 New Shares with a face value of one euro (1 €) each.

Under the system for acquiring small blocks of shares mentioned in Section 5.4 below, in practice this means that the consideration for each share of Endesa is:

(a)	7.34 euros in cash; and

(b)	0.569 New Shares with a face value of one euro (1 €) each for each share of Endesa.

If the Offer is 100% accepted, the total consideration for the Offer would be 7,771,240,538.78 euros in cash and 602,429,955 New Shares.

The consideration Offered may not be adjusted as a consequence of the supplementary dividend which Gas Natural plans to issue in July 2006, as is its usual practice.

If, prior to the date on which the capital increase necessary to make the consideration of the Offer is registered, Endesa issues any dividend or makes any other distribution or share-out the amount or date of payment of which is not in keeping with the dividends policy of Endesa as announced in the Endesa Share Registration Document submitted to the registries of the CNMV and verified by the same on July 7, 2005, the cash part of the consideration will automatically be reduced by the gross amount of the dividend, distribution, or share-out paid prior to the announced date or in excess of the amount announced. Thus, Endesa declares the following in the above-mentioned Registration Document:

“Generally, the dividend on account will be paid, after approval by the Board of Directors, on the first business day of January of the following fiscal year.

The supplementary dividend will be paid after the shareholders, in the General Shareholders Meeting, have approved the Annual Accounts and the Management Report. Said General Shareholders

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Meeting will be held in the first half of the year following the fiscal year in question. Said dividend will normally be paid on the first business day of July.

Though the company expects to pay a dividend every year, under normal conditions the pay-out for the fiscal year will consist of 50%-60% of the result of the fiscal year. However, this policy will depend on the existence of consolidated profits and sufficient profit for the company, as well as on financial conditions and other factors.”

Apart from this, if the per-share amount of said dividend, distribution, or pay-out is greater than the cash part of the consideration, the new-issue share part of the consideration will be reduced by the amount in excess. In all this, the closing price of Gas Natural shares on September 2, 2005, that is, 24.53 euros per share, will be taken into consideration.

As a consequence of the adjustment mentioned in the preceding paragraphs, the consideration Offered may be reduced, but it may never be zero or negative.

The consideration Offered will not be adjusted as a consequence of the distribution of the supplementary dividend of 2.095 euros per share proposed by the Board of Directors of Endesa, provided that the capital increase necessary to make the consideration is registered prior to the date announced for the payment of said dividend.

In contrast, as indicated above, if the supplementary dividend proposed by the Board of Directors of Endesa is paid prior to the registration of the capital increase necessary to make the consideration for the Offer, the cash part of the consideration for the Offer will automatically be reduced as follows:

(a)	if the payment takes place prior to the announced date, that is, prior to July 3, 2006, the consideration for the Offer will be reduced by the total gross amount of the dividend issued by Endesa, that is, by 2.095 euros per share (so that the consideration will be 0.569 New Shares and 5.245 euros per share of Endesa); and

(b)	if the payment takes place on or after the announced date, that is, July 3, 2006, the consideration for the Offer will not be reduced by the total gross amount of the dividend issued by Endesa if it follows the dividends policy announced in the above-mentioned Endesa Share Registration Document, that is, 0.738 euros per share, but will be reduced only by that part of the gross amount of said dividend which does not follow said dividends policy, that is, by 1.357 euros per share (corresponding to 1.267 euros per share from the sale of non-strategic shares and 0.09 euros per share above the maximum pay-out on the results of the ordinary course of business activities during the fiscal year). In such event, the consideration will be 0.569 New Shares and 5.983 euros for each share of Endesa.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Gas Natural will immediately report the automatic adjustment of the Offer to the CNMV.

Any dividend Offered by Endesa to the registration date of the capital increase necessary to make the consideration for the Offer will be paid to those who are Endesa shareholders at the time, regardless of whether or not they accept the Offer. On the contrary, any dividend paid by Endesa on the shares which have accepted the Offer after the registration of said capital increase will be paid to Gas Natural.

5.2	Issue of New Shares

If the Offer is accepted entirely by the Endesa shareholders to whom it is directed, Gas Natural will issue 602,429,955 New Shares, representing 135% of the current corporate capital of Gas Natural and 57% of the total corporate capital of Gas Natural after the capital increase involving the New Shares.

The New Shares will be issued with a face value of one euro (1 €) each, plus an issue premium to be established by the Board of Directors of Gas Natural (or, by delegation, by the company’s Executive Commission) when the capital increase resolution is executed, pursuant to the provisions of Article 159.1.c) in fine of the Corporations Act. The kind of issue (face value and issue premium) will be established within the following limits: (i) the minimum will be the net equity value of Gas Natural shares resulting from the report prepared by an accounts auditor other than the accounts auditor appointed by the Commercial Registry of Barcelona (that is, the face value plus the issue premium must in any event be higher than 12.055 euros per share) and (ii) the maximum will be 24.53 euros per share, representing the closing price for Gas Natural shares in the SIBE on the day before the date on which the company’s Board of Directors resolved to present the Offer for Endesa. Moreover, the issue value (face value plus issue premium) may not be more than 20% higher than the amount resulting from subtracting the value attributed to Endesa shares by the independent expert designated by the Commercial Registry of Barcelona from the per-share cash consideration.

The New Shares will have the same economic and political rights as Gas Natural’s common stock currently in circulation from the registration date of the capital increase. In particular, the New Shares will be entitled to all the dividends distributed by Gas Natural from the registration of the same in the Commercial Registry of Barcelona, regardless of when said dividends are agreed on or announced.

Gas Natural’s Board of Directors will submit the capital increase resolution for the New Shares necessary to make the consideration of the Offer to the Extraordinary General Shareholders Meeting of Gas Natural, which will be held

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

within one month of the date on which the Offer is published, pursuant to Article 97.1 of the Revised Text of the Corporations Act, and must be published by the deadline established in Article 187 of Royal Decree 1197/1991, of July 26, on Tender Offers, for the publication of the announcements of the Offer.

Without prejudice to the decision-making power of the General Shareholders Meeting regarding the capital increase necessary to make the consideration for the Offer, Gas Natural’s Board of Directors has agreed to create a program of Gas Natural ADS. Once the resolutions on the capital increase and the issue of new shares have been adopted by Gas Natural’s General Shareholders Meeting, the entity designated by Gas Natural as depositary of the ADS (Bank of New York) will issue the same and deliver them to those recipients of the U.S. Offer which have chosen this form of consideration in proportion to the number of shares included in the acceptance statements.

Gas Natural’s Board of Directors will propose a capital increase to the General Shareholders Meeting. This increase will be carried out by issuing 602,429,955 New Shares. It is expressly provided that the capital increase may be partially subscribed. The Board of Directors or, as appropriate, the Executive Commission of the company will decide whether said increase will be executed on one or two occasions (to the maximum amount agreed). This is in accordance with Article 153.1.a) of the Corporations Act, so that the Spanish Offer and the U.S. Offer may be carried out separately, as indicated in Section 9.7 hereinafter. Thus, the Board of Directors or, as appropriate, the Executive Commission will determine the definitive amount of the capital increase within the maximum established by the General Shareholders Meeting of Gas Natural depending on the acceptances received for the Spanish Offer and the U.S. Offer.

Attached as Annexes to the Folleto are the reports prepared by Audihispana, S.A. and the Sociedad Rectora de la Bolsa de Valores de Barcelona, S.A. in compliance with Articles 159 (excluding the right of first refusal) and 38 (capital increase by contributions in kind) of the Corporations Act.

5.3	Admission to Trading

Without prejudice to the decision-making powers of the General Shareholders Meeting, Gas Natural’s Board of Directors has expressly assumed the commitment to apply for admission of the New Shares to trading on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges, as well as on the SIBE within three (3) months of the publication of the result of the Offer, as established in Article 10.4 of Royal Decree 1197/1991, of November 26, on Tender Offers. For said purpose, the admission of the New Shares to trading is one point on the agenda of the General Shareholders Meeting, which will decide on the issue of said shares.

Gas Natural intends for the New Shares to be admitted to trading on the SIBE within six (6) business days, barring unforeseen events, of the date they are

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

registered in the accounting ledger of Iberclear (that is, within 20 SIBE business days from the publication of the result of the Offer).

Regarding Gas Natural’s ADS Offered to holders of Endesa common stock in the United States and holders of Endesa ADS as part of the consideration, the Board of Directors of Gas Natural has resolved to propose to the General Shareholders Meeting that it approve the application for admission of the New Shares to trading through the ADS on the New York Stock Exchange. The New Shares are expected to be admitted to trading on the New York Stock Exchange through ADS within six (6) business days of the registration in the accounting ledger of Iberclear of the New Shares backing the ADS program.

5.4	System of Acquisition of Fractional Shares

It is hereby expressly recorded that Gas Natural will only accept the exchange of a number of Endesa shares equivalent to a whole number of Gas Natural shares in accordance with the exchange equation established in Section 5.1 above. All Endesa shares or share quotas greater than 1,000/569 or which do not reach said figure according to the acceptance statements submitted will be deemed “Fractional Shares.”

La Caixa, with domicile at Avenida Diagonal, 621-629, 08028 Barcelona, holder of Tax Identification Code (C.I.F.) number G-58.89999/8 (the “Fractional Share Agent”), acting in its own name and on its own behalf, will acquire and pay for Fractional Shares to Endesa shareholders which accept the Offer for a number of Endesa shares which is not a multiple of 1.75746924 (the number of shares which, according to the proposed exchange equation would give the right to 1 share of Gas Natural), according to the terms provided in the Folleto. The Fractional Share Agent will combine Endesa shares and share quotas thus acquired and will accept the Offer with them.

5.5	Justification and Methods Used to Determine the Consideration

In order to establish the price for the Gas Natural shares, Gas Natural has used the Gas Natural share trading price at closing on September 2, 2005, which was 24.53 euros per share. This was the last day of trading prior to the date on which the Board of Directors of Gas Natural adopted the resolutions relating to the present Offer.

To establish the consideration for the Endesa shares, Gas Natural has used the range of trading prices for Endesa shares over the last twelve months, the average target price for Endesa shares published by financial analysts in the last four months, the multipliers of the estimated EBITDA for comparable listed companies in the Spanish markets (Iberdrola, Unión Fenosa) and in the European markets (EDP, E.ON, Enel, RWE, Electrabel, Scottish Power, Scottish & Southern), the multipliers of earlier transactions in the energy sector in Europe, and the discount of estimated cash flows for Endesa.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The implicit value of Endesa pursuant to the Offer (21.30 euros per share) is included within the valuation range of this company that results from the aforementioned methodologies.

6.	Guarantees Given by Gas Natural to Pay for the Offer

Pursuant to Article 11.1 of Royal Decree 1197/1991, of July 26, in order to guarantee the payment of the cash part of the consideration for the Endesa shares to the shareholders which accept the Offer and the payment for the Fractional Shares, Gas Natural has submitted two joint, irrevocable bank guarantees for a total of 7,805,972,314 euros to the CNMV: one for 3,902,986,157 euros issued by La Caixa and the other for 3,902,986,157 euros issued by Société Générale, Sucursal en España. The bank guarantee issued by Société Générale, Sucursal en España, beyond the cash part of the consideration Offered by Gas Natural for all the securities covered by the Offer, guarantees the cash payment obligations assumed by the Fractional Share Agent to acquire the Fractional Shares in the Offer on the terms and conditions indicated in the Folleto.

Pursuant to Article 11.4 of Royal Decree 1197/1991, of July 26, no guarantee has been required for the part of the consideration to be paid in shares.

7.	Financing the Transaction

7.1	Gas Natural’s Debt

The consideration for the Offer consists of one part to be paid in cash and one part in New Shares. Specifically, assuming 100% acceptance of the Offer and bearing in mind the possible amounts arising from the acquisition of Fractional Shares, the total consideration will consist of 602,429,955 New Shares and 7,805,972,314 euros in cash.

With the sole purpose of guaranteeing the availability of the funds necessary to make the maximum cash portion of the consideration (including the amounts arising from the system of acquiring Fractional Shares) on the date the Offer is paid, Gas Natural has signed a Credit Facilities Agreement under English law, by virtue of which it has obtained bank financing at market rates for a maximum of 7,805,972,314 euros (the “Financing”).

For the purpose of the Financing, “Gas Natural Group” is defined as Gas Natural and those of its subsidiaries over which Gas Natural exercises direct or indirect control or has a direct or indirect stake of more than 50% of the issued corporate capital with the right to vote (including Endesa and its subsidiaries, as appropriate, after the publication of the result of the Offer).

The financial entities which initially subscribed the terms of the Financing as the initial lenders and financial coordinators, including the initial Financing amounts for each, were the following:

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Entity	Euros
Caixa d’Estalvis i Pensions de Barcelona	2,185,672,247.92
Société Générale S.A.	2,810,150,033.04
UBS Limited	2,810,150,033.04

Total	7,805,972,033.04

On October 21, 2005, the Financing coordinating entities completed the initial syndication of their commitments as initial lenders of said Financing. As of the date of the Folleto, the syndicate of lenders is made up of 23 credit entities.

The Financing will expire two (2) years from September 5, 2005, the date on which the Financing agreement was signed. No timetable has been established for partial repayment of the same. The term may be extended for a single one-year period by Gas Natural.

Without prejudice to that above, bearing in mind the terms of the Financing (specifically the circumstances for obligatory advance repayment described below), the conditions imposed on the transaction by the Spanish National Energy Commission (which include the obligation to dispose of assets worth at least 8,200 million euros), those imposed by the Council of Ministers in resolution of February 3, 2006, and the timetable for divestment, the Financing is expected to be repaid (totally or partially) prior to its expiration, possibly extended for the additional one-year period mentioned above.

The contract signed with the financial entities requires the advance repayment of the Financing (whether total or partial, depending on the case) as follows:

(a)	disposal of certain assets or shares (excepting shares of Enagas, S.A.) in favor of entities not belonging to the Gas Natural Group when disposal occurs. Gas Natural’s advance repayment must be equivalent to the net result (minus associated costs and taxes) of the disposal, provided that the assets or shares disposed of meet the following criteria:

(i)	they form part of the agreement signed with Iberdrola, S.A. (described in Section 10.1 below);

(ii)	they are disposed of by virtue of the documents agreed or resulting from negotiations arising from the above-mentioned agreement signed with Iberdrola, S.A.; or

(iii)	they are disposed of as a consequence of or in relation to the Offer under legal or regulatory provisions.

In accordance with the above, regarding the sale of assets belonging to Endesa or companies in its group or to Gas Natural or companies in its group to companies not belonging to the Gas Natural Group, Gas Natural (the only entity obliged to repay the Financing totally or partially, as appropriate) must apply an amount equivalent to the net result obtained by the disposing entity to the advance repayment of the Financing.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

(b)	other causes of obligatory advance repayment:

(i)	any member of Gas Natural Group’s obtaining financing above certain thresholds (specifically, Gas Natural must apply an amount equivalent to the net result (minus the associated costs and taxes) of financing obtained above certain thresholds to the obligatory advance repayment on the Financing);

(ii)	the Financing must be repaid in full if Gas Natural either (i) has not acquired 75% or more of the subscribed capital of Endesa with the right to vote or (ii) has not merged with Endesa;

(iii)	the Financing becomes illegal for one or more of the lenders; and

(iv)	control is taken of Gas Natural.

If Gas Natural has not repaid the Financing in full prior to expiration of the term, it must repay the same on expiration, using the same sources as detailed in Section 7.2 below for obligatory advance repayment.

The Financing includes the usual circumstances of failure to pay in this type of financing. In said circumstances, the Financing agent may notify Gas Natural and declare all or part of the amounts owed under the Financing to have expired early and to be due and payable.

The Financing includes no specific type of guarantee from Gas Natural or real or personal guarantees from its group or from third parties. Nor has Gas Natural made the commitment or planned, under the Financing, to pledge Endesa shares it may acquire as a result of the Offer. The Financing requires no real or other guarantees from Endesa or the companies of its group as a result of the Offer.

Therefore, Gas Natural will be liable with all its goods, present and future, in compliance with its obligations under the Financing. The financing entities may take no action against the shareholders of Gas Natural, Endesa or Endesa’s shareholders (other than Gas Natural), and/or the companies in its group claiming for compliance with the obligations which Gas Natural assumed under the Financing.

The Financing agreement contains other terms and conditions relevant to the Offer, among which are: (i) Gas Natural Group’s obligation not to take on new financial debt above certain thresholds; (ii) the obligation to respect certain limitations, usual in this type of financing, regarding the creation or maintenance of encumbrances or guarantees on the assets involved in the economic activity

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

(except for those established in the normal course of business and other exceptions to the general rule established in the Financing agreement), as well as certain disposals of assets or shares; and (iii) the prohibition against new acquisitions (with certain exceptions, including acquisitions made in the normal course of business, the acquisition of Endesa shares, and acquisitions among companies belonging to the Gas Natural Group) or investments in assets or companies by any member of the Gas Natural Group, provided that the total value of the same is more than 1,000,000,000 euros.

In keeping with the terms of the Financing, Gas Natural may only waive compliance with the condition of the minimum level of acceptances described in Section 8.1 below and the amendment of Article 32 of Endesa’s By-Laws, provided that, despite said waiver:

(a)	it acquires the following as a result of the Offer:

(i)	75% of the subscribed capital of Endesa with the right to vote; or

(ii)	more than 50% of the subscribed capital of Endesa with the right to vote, provided that the condition described in Section 8.1 below (consisting of Endesa’s General Shareholders Meeting’s adopting the resolution to amend Article 32 of its By-Laws so as to eliminate all limitations or restrictions on the number of votes Endesa shareholders may exercise) has been met; or

(b)	Gas Natural has shown to the satisfaction of the financial entities coordinating the Financing that, without prejudice to the waiver, there is a reasonable probability that Gas Natural will acquire “effective control” over Endesa within one (1) month of the date the Offer is paid.

As provided in the Financing, “effective control” for the above purposes is understood as the capacity to exercise sufficient voting power to bring about the merger between Gas Natural and Endesa and to name or remove the majority of the Board Members.

If the result of the Offer is less than 75% and the minimum condition of acceptances as explained above has been waived, Gas Natural must pay off the Financing in full if, within fifteen (15) days of the pay-off date of the Offer, Gas Natural either (i) has not acquired 75% or more of the subscribed capital of Endesa with the right to vote or (ii) has not merged with Endesa.

In any event, Gas Natural may renegotiate with the financiers to dispense with the commitments regarding the conditions of the Offer summarized above or to sign an agreement for alternative financing. As of the date of the Folleto, Gas Natural has reached no such agreement with the financing entities and has not negotiated with the financing entities to allow Gas Natural to dispense with compliance with said conditions. Gas Natural has no plans to seek alternative financing to refinance the Financing assumed.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Gas Natural, Endesa, and their respective subsidiaries have no limitations on their dividends policies. Without prejudice to the preceding, any distribution of dividends by Gas Natural, Endesa, or their respective subsidiaries must comply with the financial limitations provided in the Financing, as well as with the conditions imposed by the National Energy Commission.

The Financing agreement also includes the following financial limitations, expressed in ratios, breach of which will be automatically considered breach of the Financing, with the consequences indicated above:

(a)	Interest Coverage Ratio: The relationship of EBITDA to Net Paid Interest must not be less than 2.75 to 1.

(b)	Total Net Financial Debt / EBITDA must not exceed 5.25 to 1.

7.2	Financial Servicing of Gas Natural’s Debt

As indicated above, the Financing expires two years from September 5, 2005, and no timetable for partial repayments has been provided. The term may be extended for a single one-year period by Gas Natural. However, bearing in mind the conditions imposed by the Spanish National Energy Commission (which include disposing of assets worth 8,200 million euros), the conditions imposed by the Council of Ministers on February 3, 2006, and the timetable planned for disposing of assets, the disposal of assets will mean the obligatory advance repayment of the Financing, as indicated above. The Financing is planned to be repaid prior to its expiration, including the possible extension of the term for an additional one (1) year by Gas Natural.

To meet its payment obligations for the above-mentioned obligatory advance repayment, Gas Natural plans to use first the excess treasury at the time the advance repayment is payable.

Since said excesses will be insufficient to make Gas Natural’s obligatory payments in full under the Financing, Gas Natural must obtain new outside financing to meet said obligations. Gas Natural will determine the combination of external resources most suitable for meeting its financial situation and the financial market conditions at any time. Said external resources may consist of the following:

(a)	obtaining new loans of any type;

(b)	use of the credit lines granted to Gas Natural;

(c)	issue of bonds of any type;

(d)	any other type of financing available on the market (such as convertible bonds, preferential stakes, etc.).

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The terms of the Financing and Gas Natural’s financial debt other than the Financing have no restriction or limitation influencing Gas Natural’s choice of alternative financing and possible outside financing.

It is hereby expressly recorded that as of the date of the Folleto there is no decision or resolution or draft resolution regarding the specific form in which the debt assumed by Gas Natural under the Offer will be refinanced.

Apart from that, since the outside financing which Gas Natural plans to obtain as described in this section will be applied to the total or partial repayment of the Financing, Gas Natural’s capacity to meet its obligations under the Financing will not depend at all on the future merger with Endesa. In short, the goal of placing Gas Natural Group’s consolidated net debt at approximately 21,000 million euros by the end of fiscal year 2009 is independent of whether or not Gas Natural and Endesa finally merge.

Gas Natural also deems that the reinvestment obligations for the proceeds from the sale of assets established in the financial agreements currently binding on Gas Natural will not affect its capacity to meet the repayment obligations described, bearing in mind that said reinvestment obligations are already covered by Gas Natural’s planned investments, mentioned in Section 10 below. Gas Natural must respect said obligations according to the terms of the resolution of the Spanish National Energy Commission issued on November 8, 2005, described in the Folleto.

7.3	Effects of Financing on Endesa

The Offer and its Financing in the short or long term will not produce any debt whatsoever for Endesa or the companies of its group.

Neither Endesa nor its subsidiaries will grant real or other types of guarantees to finance the Offer, nor will they put up money toward the repayment of the Financing.

The Financing conditions do not oblige Gas Natural to promote Endesa’s distribution of special dividends related to the Financing or the repayment of the same. Gas Natural is likewise not obliged to promote Endesa’s granting of loans to Gas Natural.

The obligations assumed by Gas Natural with regard to the Financing entail compliance with certain ratios and restrictions on the use of assets and liabilities on the terms detailed in Section 7.1 above. Said limitations will implicitly affect Endesa insofar as Endesa will become part of Gas Natural Group once the Offer has ended positively.

On the terms described in Section 10 below, if the Offer has a positive result, Gas Natural will promote the disposal of certain of Endesa’s assets, among

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

other things, thus complying with the conditions imposed on the Offer by the Spanish National Energy Commission, by the resolution of the Council of Ministers of February 3, 2006, and possibly by foreign regulatory authorities.

Gas Natural intends to apply the proceeds of the sale of said assets to the reduction of Endesa’s debt, unless circumstances dictate that said funds be applied elsewhere, respecting Endesa’s business and subject to the conditions which both Spanish and foreign competition authorities impose.

In any event, Gas Natural deems that said sale of assets in no way compromises the viability, funds, or solvency of Endesa. On the contrary, it will allow Endesa to engage in its business within the Gas Natural Group on the terms described in Section 9 below.

Finally, it is hereby recorded that, in the event of the merger of Gas Natural and Endesa, Endesa’s shareholders will become Gas Natural shareholders, and Gas Natural, as absorbing company, will acquire, as universal successor, all of Endesa’s rights and obligations, which will thus be integrated into Gas Natural.

8.	Conditions to Which the Offer Is Subject

For the Offer to become effective, the following conditions must be met:

8.1	Minimum Acceptances

In accordance with that described in Section 4.3 above, the minimum number of Endesa shares on which the Offer depends is 794,064,088. These represent 75% of the company’s corporate capital.

Pursuant to the provisions of Royal Decree 1197/1991, of July 26, on the System of Tender Offers, Gas Natural may waive this condition if, as of the date of the Folleto, it has adopted no decision and has no plans in this respect.

Moreover, unless the Financing must be renegotiated or alternative financing sought, Gas Natural must comply with the conditions imposed by the financial entities as included in the Financing (described in Section 7.1 above), which limit Gas Natural’s possible waiver of said condition.

Likewise, the agreement signed with Iberdrola, S.A. described in Section 10 below depends on Gas Natural’s acquisition of a majority stake in Endesa’s capital, by virtue of which its decision-making bodies will have Endesa’s assets available.

In keeping with the above, Gas Natural may waive the condition on the minimum number of acceptances such that it achieves more than 50% of Endesa’s corporate capital and Endesa resolves to amend Article 32 of its By-Laws or, alternatively, to the extent that there is a reasonable probability that Gas Natural may attain “effective control” of Endesa, though as of the date of

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

the Folleto it has no way of knowing how this “effective control” will be attained if it does not acquire the majority of Endesa’s corporate capital and does not amend Article 32 of its By-Laws.

8.2	Amendment of Endesa’s By-Laws

For the Offer to become effective, Endesa’s General Shareholders Meeting must adopt the resolutions necessary to amend Articles 32 (limitation of voting rights), 37 (number and types of Board Members), 38 (terms of Board Members), and 42 (incompatibilities for Board Members) as indicated in the Folleto before the acceptance period for the Offer has ended.

This condition shall be deemed to be met if the General Shareholders Meeting of Endesa adopts the resolutions to amend its By-Laws, even if said resolutions depend on payment for the Offer or are pending registration in the Commercial Registry of Madrid.

Amendment of Article 32 of the By-Laws requires the favorable vote of more than 50% of subscribed capital with the right to vote, both in the first and second call.

None of the conditions established in this section will be deemed to be complied with if, before the last day of the acceptance period for the Offer, including, as appropriate, the possible extension as provided in Royal Decree 1197/1991, of July 26, Endesa’s General Shareholders Meeting has not approved the amendments of its By-Laws mentioned in the relevant condition or if it has done so but in a manner other than that described above.

However, Gas Natural may waive said conditions on the terms indicated below.

As provided in Royal Decree 1197/1991, of July 26, on the System of Tender Offers, Gas Natural may waive the condition requiring amendment of Article 32 of Endesa’s By-Laws, though, as of the date of the Folleto, it has made no decision in this respect nor plans to. Furthermore, unless the Financing is renegotiated or alternative financing is sought, Gas Natural must comply with the conditions imposed by the financial entities in the Financing, described in Section 7.1 above, limiting Gas Natural’s possible waiver of said condition. Likewise, the agreement signed with Iberdrola, S.A., described in Section 10 below, depends on Gas Natural’s acquisition of the majority of Endesa’s capital, thus permitting it to dispose of Endesa’s assets through its decision-making bodies.

In keeping with the above, Gas Natural may waive the condition requiring amendment of Article 32 of Endesa’s By-Laws insofar as it attains 75% of Endesa’s corporate capital or, alternatively, to the extent that there is a reasonable probability that Gas Natural may attain “effective

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

control” of Endesa, though as of the date of the Folleto it has no way of knowing how this “effective control” will be attained if it does not acquire the majority of Endesa’s corporate capital and does not amend Article 32 of its By-Laws.

Gas Natural’s waiver of the remainder of the conditions requiring amendment of Endesa’s By-Laws, on which the Offer depends, may be made freely on the terms described in Section 7.1 above.

9.	Formal Elements of the Offer

9.1	Acceptance Period of the Offer

The acceptance period of the present Offer is forty-five (45) calendar days, beginning on the same day the first announcement mentioned in Article 18 of Royal Decree 1197/1991, of July 26, is published in the Official Gazette of the Commercial Registry, in the Listing Bulletins of the Stock Exchanges of Madrid, Barcelona, Bilbao, and Valencia, and in two newspapers, one with national circulation and the other among those with the largest circulation in the place where the Endesa has its corporate domicile. Both the day of said publication and the forty-fifth day thereafter shall count in said term. If the first day of said term is not a SIBE business day, said term will begin on the first SIBE business day following. If the last day of said term is not a SIBE business day, said term will end on the first SIBE business day following.

If the first announcement is published in the Listing Bulletins of the Stock Exchanges of Madrid, Barcelona, Bilbao, and Valencia, the acceptance period will begin on the first trading day after the date of the session referred to in said Listing Bulletins of the Stock Exchanges of Madrid, Barcelona, Bilbao, and Valencia.

Additionally, Gas Natural will publish said model announcement in two newspapers with national circulation in Chile, for information purposes only. The publication of the announcement in Chile shall take place on the same day as that of the publication of the first announcement of the Offer in Spain. Endesa shareholders may state their acceptance through the Foreign Securities Registry of Santiago from that day to the end of the acceptance period for the agreement indicated in the Folleto.

The acceptance period for the U.S. Offer is described in Section 9.7 below.

Gas Natural may, with prior authorization by the CNMV, extend the acceptance period up to a maximum of two (2) months, in accordance with Article 19 of Royal Decree 1197/1991, of July 26, without prejudice to the Cam’s power to extend the period if it deems it necessary, if there is an amendment of the Offer, or if and so Endesa may hold its General Shareholders Meeting to adopt, as appropriate, the resolutions to amend its By-Laws, which is a condition for the Offer to become effective. Said extension will be announced at least three (3) days before the end of the initial term in the communications media in which the announcement of the Offer would have been published.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

9.2	Formalities to Be Complied with by Recipients of the Offer to Express Acceptance, as Well as the Form and Period in Which They Will Receive the Consideration

Since the consideration for the Offer is mixed and the value of the New Shares part is greater than the cash part, the Offer consists of an exchange, which does not require the intervention of entities belonging to the stock exchanges, except with respect to the transfer of the Fractional Shares. Such a circumstance will require the intervention of one member of the stock exchanges with respect to the transfer of the whole shares forming part of the Fractional Shares. The transfer of fractions of shares forming part of the Fractional Shares will not require the intervention of the members of the stock markets.

Irrevocable, Unconditional Acceptance

Endesa’s shareholders’ acceptance of the Offer on the terms described in the Folleto will be irrevocable and may not be conditional, as established in Article 25.2 of Royal Decree 1197/1991, of July 26. Those which do not meet these criteria will be invalid and may not be admitted.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

9.3	Commitment Assumed by La Caixa with Respect to the Acquisition of Fractional Shares

To provide a service for the Endesa shareholders which accept the Offer for a number of shares other than multiples of 1.75746924 (the number of shares which, according to the proposed exchange equation, will confer the right to the equivalent of one (1) share of Gas Natural), which gives rise to Fractional Shares, the Fractional Share Agent has assumed the commitment to acquire said Fractional Shares from Endesa shareholders in its own name and for its own account during the payment phase of the Offer on the conditions described below and with no expense for the shareholder.

All Endesa shareholders which submit an acceptance statement as described in Section 9.2 above through the relevant participating entity in Iberclear may benefit from the Fractional Share acquisition procedure described in this section. Each Endesa shareholder will be deemed to access the Fractional Share acquisition procedure described herein without the need for them to send instructions to the relevant participating entity in Iberclear.

Based on the exchange equation for the Offer, the Fractional Share acquisition system may be applied exclusively to a number less than 1.75746924 Endesa shares per shareholder. Bearing in mind that there will be a maximum theoretical remainder of 1.75571178 Endesa shares per accepting shareholder and that there are an estimated 928,846 shareholders on the date of the Offer, the Fractional Share Agent’s acquisition of shares may reach the maximum theoretical number equal to multiplying 1.75571178 by the estimated number of Endesa shareholders, that is, approximately 1,630,785 shares. If the average trading price of Gas Natural shares in the sessions which serve as reference for the calculation of the price of the Fractional Shares is 24.53 euros per share, that will mean a maximum total commitment of 34,731,776 euros.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

The conditions for executing the commitment assumed by the Fractional Share Agent are the following:

(a)	The Fractional Share Agent will acquire the Fractional Shares from each of the shareholders accepting the Offer as shown in the acceptance statements presented by the corresponding depositary entities. The shares or fractions of shares of Endesa to which the Fractional Share system is to be applied, as provided in the Folleto, will be grouped by the Fractional Share Agent to participate in the Offer.

(b)	The Fractional Share Agent will participate in the Offer on the same conditions as the rest of the accepting parties for the total number of Endesa shares it has acquired by executing that provided in this section.

(c)	The per-share price in euros at which the Fractional Share Agent will acquire each of the Endesa shares or fractions thereof which make up the Fractional Shares will be the sum of 7.34 euros and the equivalent of 569/1,000 · X (“X” being the arithmetic mean of opening prices for Gas Natural common shares (a) in the session referred to in the Listing Bulletin in which the result of the Offer is published, (b) the immediately preceding session, and (c) the immediately following session.

(d)	The acquisition and payment for the Fractional Shares by the Fractional Share Agent will take place simultaneously with the acquisition and payment for the shares included in the Offer, as indicated in Section 9.4 below.

The commitment to pay up to 34,731,776 euros assumed by the Fractional Share Agent has been backed by means of a bank guarantee issued by Société Générale, Sucursal en España, as indicated in Section 6 above.

9.4	Procedure to Liquidate and Deliver the Consideration for the Offer

Publication of the Result of the Offer

When the acceptance period has ended, the Agent Entity will report the total number of securities included in the acceptance statements received (including the shares indicated in the acceptance statements received in the U.S. Offer, except for that indicated in Section 9.7 below) to the CNMV within five (5) business days of the end of the acceptance period (or the end of the extension or amendment of the same).

When the CNMV has received the information on the total number of acceptances received within the term mentioned in the preceding paragraph, the CNMV will have three (3) days to inform the Stock Exchange Councils of the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges, the Stock Exchange Association, the New York Stock Exchange, the Santiago (Chile) Stock Exchange, Gas Natural, and Endesa of the result, positive or negative, of the

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Offer. The Stock Exchange Councils of the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges will publish the result, with its specific scope, in the Listing Bulletin of said stock exchanges no later than the business day following their receipt of said information. The publication date for the result of the Offer will be understood to be that of the session to which said Listing Bulletins refer.

Within the formalities inherent in the centralization and computation process for the shares indicated in the acceptance statements presented in the U.S. Offer by holders of ADS (as described in Section 3.5 of Chapter III of the Folleto), the result of the Offer is not expected to be published earlier than five (5) business days after the end of the acceptance period, but in any event by the maximum deadlines provided by law.

Endesa Shares Accepting the Offer Made Available to Gas Natural. Subscription and Pay-Out of the Capital Increase by the Shareholders Accepting the Offer

The Agent Entity will encourage Iberclear to make the Endesa shares accepting the Offer (including shares from acceptance statements in the U.S. Offer) available to Gas Natural within four (4) SIBE business days from the date on which the result of the Offer is published. This request will be met by Iberclear’s immobilizing the corresponding Endesa shares until their effective exchange for the New Shares to be delivered in consideration for the Offer.

Iberclear will issue a certificate verifying that said Endesa shares have been immobilized by the deadline indicated, according to the information sent by the Agent Entity. This immobilization will be deemed to be delivery for the purpose of the capital increase of Gas Natural, so that, once the Endesa shares accepting the Offer have been immobilized, said capital increase will be understood to be subscribed and paid in by means of the contribution of said Endesa shares.

The effective change of ownership of the immobilized Endesa shares in favor of Gas Natural, as established in the preceding paragraph, will take place simultaneously with the registration of the ownership of the New Shares by those accepting the Offer in Iberclear and its participating entities, as described in the section titled “Delivery of the New Shares to the Shareholders Accepting the Offer” below.

Execution and Registration in the Commercial Registry of Gas Natural’s Resolution to Increase Capital

Once the Endesa shares of those accepting the Offer in favor of Gas Natural (including shares received in the U.S. Offer) have been immobilized and no later than two (2) SIBE business days following the immobilization, Gas Natural’s Board of Directors or, as appropriate, Executive Commission by delegation of powers will execute the capital increase, resolving to award the New Shares as consideration to those accepting the Offer, declaring the capital

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

increase to be subscribed and paid in by means of the contribution of the Endesa shares owned by Endesa’s shareholders accepting the Offer. Said resolution, which will be announced in the same communications media as those which published the Offer, will be converted into a public deed and registered in the Commercial Registry of Barcelona within three (3) SIBE business days of the date of execution of the capital increase resolution.

As indicated in Section 5 above, from the date on which the capital increase is registered in the Commercial Registry, the New Shares will have the same political and economic rights as Gas Natural’s common shares currently in circulation, including the right to receive dividends (regardless of when they are announced). Thus, any dividend on the shares from the Offer paid out by Endesa later than the date on which the capital increase is registered in the Commercial Registry will be for the benefit of Gas Natural.

Delivery of the New Shares to the Shareholders Accepting the Offer

Once Gas Natural’s capital increase has been registered in the Commercial Registry of Barcelona, within two (2) SIBE working days, an authorized copy or notarized certification of the public deed of capital increase will be filed in Iberclear and the CNMV. Within three (3) SIBE working days of the reception of the public deed of capital increase, Iberclear and the participating entities in Iberclear will register the New Shares as entries on account in favor of those accepting the Offer. The New Shares will be deposited in the participating entities in Iberclear where the accepting shareholders had deposited the Endesa shares for which they accepted the Offer on the same day they are registered as entries on account in the registries of Iberclear.

Until the New Shares are registered as owned by the accepting shareholders as indicated above, Gas Natural will provide each accepting shareholder who so requests in writing from Gas Natural a certificate verifying the subscription, though said certification will not be a negotiable instrument.

The issue date of the New Shares issued as consideration for the Offer will be that of the registration of the public deed of capital increase in the Commercial Registry.

Payment of the Consideration

As indicated in Section 9.2 above and as provided in Article 28.2 of Royal Decree 1197/1991, of July 26, on the System of Tender Offers, since the consideration is an exchange, its payment will take place as indicated in the Folleto.

The payment date will be the date on which the New Shares issued in favor of the Endesa shareholders accepting the Offer are registered in the accounting registries of Iberclear and its participating entities. This date will be deemed the date on which the Endesa shares are exchanged for the New Shares. This

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

payment is expected to take place within fourteen (14) SIBE business days of the date on which the result of the Offer is published.

The payment of the consideration in cash will be made, through Iberclear, and the payment will take place simultaneously with the payment of that part of the consideration which is paid in shares, that is, the date of the exchange. The payment of the consideration in cash for the Fractional Shares will be made simultaneously with the payment of the consideration for the Offer.

Admission of the New Shares to Trading

Gas Natural will put forth its best efforts and use maximum diligence so that the procedure described in this section may be executed with the maximum speed possible, such that the New Shares issued as consideration for the Offer are admitted to trading in the shortest possible time from the date on which the result of the Offer is published, as established in Section 5.32 above. Thus, the intention is to have the New Shares admitted to trading on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges within six (6) SIBE business days of their registration as entries on account in Iberclear, barring unforeseen events. This means within twenty (20) SIBE business days of the date on which the result of the Offer is published or, at the latest, within three (3) months of the date on which the result of the Offer is published.

9.5	Terms to Waive the Conditions of the Offer

The Offer will be effective subject to compliance with the conditions indicated in Section 8 above. Regarding these, Gas Natural undertakes the following:

(a)	to communicate its decision whether or not to waive the limit on the minimum number of acceptances once it has sufficient information on the result of the Offer to adopt a decision in this respect and, in any event, within five (5) business days of the end of the acceptance period for the Offer (or the end of the extension or amendment of the same) and prior to the publication of the result of the Offer; and

(b)	to communicate its decision as to whether or not to waive the condition of Endesa’s adoption of the resolutions to amend its By-Laws as indicated in Section 8 above once it has sufficient verified information on the outcome of Endesa’s General Shareholders Meeting (specifically, of the quorum, the votes cast, and whether they are favorable or not) in any event within the acceptance period (or the end of the extension or amendment of the same) at least five (5) days prior to the end of the Offer’s and the U.S. Offer’s acceptance period (or the end of the extension or amendment of the same) if both acceptance periods end on the same date.

If the General Shareholders Meeting of Endesa should not adopt the resolutions to amend Endesa’s By-Laws prior to the last day of the acceptance period for

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

the Offer, the Offer shall remain without effect on the same date that Gas Natural communicates its decision not to waive said condition. In any event, the Offer will remain without effect on the final day of the acceptance period if Gas Natural does not communicate its decision as to whether or not it waives the condition of the amendment of the By-Laws by the deadlines indicated.

9.6	Expenses for the Offer

All expenses arising from the capital increase and the issue of the New Shares to be delivered as consideration for the Offer will be paid by Gas Natural. Gas Natural will also pay Iberclear’s commissions for changing the ownership of the Endesa shares in favor of Gas Natural, as well as the commissions for registering the New Shares in favor of the Endesa shareholders which accept the Offer and the costs arising from the intervention of the Fractional Share Agent.

The accepting shareholders will pay the commissions and expenses which the depositary and share-administrating entities charge their clients to handle orders arising from acceptance of the Offer and the maintenance of their balances.

The expenses generated by Gas Natural as acquirer will be paid by the same.

Any other expenses will be assumed by the party which generates them.

If the result of the Offer is negative, the documentation verifying ownership of the Endesa shares delivered by the shareholders accepting the Offer will be returned, and all expenses generated by the acceptance and return of said documentation will be paid by Gas Natural.

9.7	Formalities for the U.S. Offer

The formalities relating to the acceptance period, acceptance procedure, and the payment and delivery procedure for the consideration for the U.S. Offer are described in detail in the U.S. Prospectus and are summarized in Section 3.5, Chapter III of the Folleto.

The acceptance period for the U.S. Offer will begin with the publication of the Offer announcement following the filing of the Registration Statement on Form F-4 in the SEC, which is expected to occur GN has received the appropriate exemptions from the SEC. Gas Natural plans to register the document on the same day the first Offer announcement is made in Spain, as indicated in Section 9.1 above, so that the acceptance period for the U.S. Offer will be the same length as the acceptance period for the Offer, that is, forty-five (45) calendar days (or the term resulting from the extension or modification of the same). Notwithstanding the above, receiving the exemptions from the SEC and the commencement of the U.S. Offer are independent of the obligation to publish the announcements of the present Offer, so that the acceptance period

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

of the Offer will begin with the publication of the first announcement mentioned in Article 18 of Royal Decree 1197/1991, of July 26, no later than five (5) days after Gas Natural is notified of the authorization of the Offer by the CNMV.

However, certain differences in Spanish and U.S. legislation may give rise to differences in the acceptance period and the dates for paying for the two respective Offers. Therefore, though Gas Natural has planned on the acceptance periods and payment dates for the Spanish and U.S. Offers coinciding, the Spanish Offer may be accepted and paid for before the U.S. Offer or, even if they are paid for simultaneously, the recipients of the Spanish Offer may receive their consideration before the U.S. recipients. Otherwise, the U.S. Offer cannot end and be paid for before the Spanish Offer, since the U.S. Offer depends on the Spanish Offer’s becoming effective.

Notwithstanding the foregoing, any differences which there may be in the acceptance period and the dates for payment of the Spanish Offer and the U.S. Offer will not entail any modification of the essential terms and conditions of the Spanish Offer or the U.S. Offer described in the Folleto and in the U.S. Prospectus.

9.8	Designation of the Entities Acting for the Account of Gas Natural

Gas Natural has designated La Caixa as the agent acting for it and paying for the acquisitions under the Offer.

Likewise, Gas Natural has designated La Caixa as the Fractional Share Agent to acquire the Fractional Shares from the Endesa shareholders which accept the Offer, as described in Section 9.3 above.

Gas Natural has designated Bank of New York, with domicile at Wall Street 1, New York, New York, United States of America, as the depositary entity for Gas Natural’s ADS program and as the entity acting for Gas Natural in the U.S. Offer, responsible for carrying out the acceptance and payment for the Offer as indicated in the Folleto. The Gas Natural shares underlying the ADS program will be deposited with Banco Santander Central Hispano, S.A., which will act as custodian for the Bank of New York.

10.	Purpose of the Offer and Other Information

10.1	Purpose of the Offer

Purpose of Acquiring the Shares of Endesa

Gas Natural wishes to acquire the shares of Endesa so as to control said company, while offering Endesa’s shareholders shareholder status in Gas Natural. Thus, Gas Natural seeks the full integration of Endesa into the Gas Natural Group from a legal and operational perspective, so as to create a

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

company integrating the operations and legal status of the gas and electricity businesses, outstanding in Spain and with a strong presence worldwide.

Said operational and legal integration of the Gas Natural and Endesa groups does not necessarily entail a merger of the two groups’ dominant companies, though this may be undertaken in the future. In such event, Gas Natural would be the absorbing company.

Said integration process will require a reorganization of the groups of both Endesa and Gas Natural. It may involve mergers, split-offs, and other corporate operations among the subsidiaries of both groups. Notwithstanding this, as of the date of the Folleto, Gas Natural has adopted no decision nor plans to do so regarding the time and manner of carrying out said reorganization, though Gas Natural hopes to conclude the reorganization as soon as possible. Said reorganization seeks to optimize the management of the different lines of business, as well as profiting from synergies, subject to the conditions imposed by the Spanish National Energy Commission in its resolution, the conditions imposed by the resolution of the Council of Ministers, the conditions which may be imposed by the competition and regulatory authorities of other countries, and the conditions resulting from current legislation.

The assets and management capacity of Gas Natural and Endesa complement each other. This will allow the new Gas Natural Group to take advantage of the growth in the markets in which the two companies operate.

With the acquisition of Endesa, Gas Natural’s goal is to create a group integrating the gas and electricity businesses worldwide, primarily in Europe and Latin America. Specifically, the resulting group would become one of the leading gas and electricity operators in Spain and Italy (where said group would have a better position to take advantage of the opening of the Italian market).

Gas Natural understands that the management capacities of Gas Natural and Endesa complement each other to a great degree. The new Gas Natural Group would be well-positioned to make maximum use of the strategic potential of Endesa’s assets, thanks to their fitting in with the generation assets of Gas Natural and the joint use of the fuel mix. Thus, Gas Natural would be able to satisfy Endesa’s growing need for gas worldwide, remaining competitive and flexible.

Likewise, said group could be in a position to supplement Endesa’s generation capacity (currently only natural gas), even despite the planned disposal of generation assets. Finally, Gas Natural may continue to take advantage of the opportunities for growth in the gas markets in Europe (mainly Spain and Italy) and Latin America (Brazil and Mexico, for example).

Lastly, the strategic meshing of Endesa’s and Gas Natural’s assets and their respective organizations may produce synergies and cost savings.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Specifically, in general Gas Natural’s goal would be to have said synergies reach savings of 350 million euros in fiscal year 2008. Of this amount, approximately half of the potential savings, that is, 175 million euros, would come from the integration of the commercial platforms, call centers, invoicing, and commercial and marketing services. Further savings are expected: some 85 million euros in corporate services and the administrative structure and 90 million euros in information technologies (by means of optimizing operations, reducing maintenance costs, and unifying systems). These expected savings would then be used to finance the new group’s growth or to increase profits to be distributed to the shareholders.

Apart from this, there are also potential savings of 70 million euros per year in procurement and subcontracting of services for the distribution business in Spain. This figure is lower than that previously given due to the conditions imposed by the Council of Ministers, which mean greater divestment in the gas networks than originally planned and the resulting reduction of synergies. If these improvements and savings can be achieved in the distribution area, Gas Natural intends to reinvest them completely in the distribution business to improve the quality of service to the customer.

Likewise, synergies representing some 30 million euros in savings per year have been estimated for Latin America, though this amount does not form part of the 350 million euros.

Future Activity of Endesa

The Gas Natural Group’s goal is to manage the entire chain of value in the energy business (that is, the extraction, liquefaction, transport, regasification, distribution, and marketing of natural gas and the generation, transport, distribution, and marketing of electrical energy), based on the customer portfolio and experience of the two groups in the businesses making up each chain. Gas Natural considers that this integrated, customer-oriented model must bring about greater quality service.

From the strategic angle, the new Gas Natural Group will give priority to aspects such as the integration of the gas chain of value, the optimization of the electricity generation portfolio, the improved fuel mix, the improvement of efficiency in the regulated business (focusing on quality of service and investments in growth areas), focus on the customer, and the Offer of many products in the marketing area.

Specifically, the new Gas Natural Group’s strategy is (i) to take advantage of the increased size of the group in the gas business, (ii) to profit from the growth opportunity made possible by completing Endesa’s capacity to generate through Gas Natural’s combined cycles (existing and in project) in the electricity business, (iii) to improve efficiency and quality of service in the distribution of gas and electricity, as well as to maintain planned investments in the regulated businesses, and (iv) to continue improving the service and products Offered to

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the customer. With respect to Italy, the new group plans to maintain a strong presence so as to take full advantage of the convergence of the gas and electricity businesses. Finally, in Latin America, the new group will maximize its know-how in developing a profitable gas and electricity business in the region.

Organizational and Territorial Structure

The new Gas Natural Group will maintain its headquarters in Barcelona and its corporate offices in Madrid and Barcelona. The group will be managed through the creation of five major business areas: Upstream + Midstream, Energy Management and Wholesale Marketing, Generation in Europe, Retail Distribution and Marketing in Europe, and Latin America (with offices in Madrid and Santiago, Chile).

Regarding territorial organization, to bring decision-making closer to the markets and customers receiving services, a territorial corporate structure is planned. Regional generation and distribution entities will be created, similar to the gas distribution structure by regions already in existence in Gas Natural. Two new distribution companies for Catalonia and Madrid may be added due to operational considerations. Likewise, electricity generation and distribution will also be handled by territory, returning to Endesa’s former territorial subsidiary system.

To attain said organizational and territorial structure, corporate organization will be undertaken (mergers, split-offs, contribution of branches of activity, and others) to minimize the legal costs and tax burden of the process. As of the date of the Folleto, the specific manner of carrying this out has not been decided.

Finally, in keeping with the conditions imposed by the Spanish National Energy Commission, Gas Natural is obliged to separate its regulated gas and electricity activities legally and functionally, as well as to guarantee that the companies thus separated have independent management or administrative staff, which may not participate in the management structures of the parent company. Moreover, regarding the regulated subsidiaries organized in this way, the parent company may not give instructions on the day-to-day management of construction or improvement of distribution lines when they do not exceed that established in the financial plans or any other type of equivalent instrument approved by the parent company. Thus, the Council of Ministers approved the transaction, subject to the functional separation between liberalized and regulated activities, among other conditions.

As of the date of the Folleto, Gas Natural has adopted no decision with regard to the mergers Endesa is considering for its subsidiaries in Latin America, nor does it plan to do so.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Investments, Assets, and Liabilities

•	Investment Policy

In order to ensure constant organic growth, Gas Natural intends to maintain the investment plans already announced by Endesa and Gas Natural, involving approximately 17,000 million euros from 2006 to 2009 (once the investments associated with the assets to be divested under the divestment plans indicated in the following subsection have been subtracted). Another 500 million euros must be added due to the conditions imposed by the Council of Ministers, including investments both in regulated and liberalized activities. Specifically, considering the combined investment plans of Gas Natural and Endesa, said investments are planned as follows, with approximate percentages: generation business (36%), distribution business (27%), Latin America (18%), Europe (12%), and Upstream + Midstream (7%).

Gas Natural must assume and make all investments in the regulated gas activities, both in transport and distribution, included in Endesa’s investment plans and those of Gas Natural for the period 2005-2009, respecting the territorial division of the same.

The new Gas Natural Group does not rule out making additional investments if interesting opportunities arise (though such opportunities are not defined as of the date of the Folleto).

•	Divestment Policy

Gas Natural designed a preliminary Divestment Plan, to be carried out in fiscal years 2006 and 2007. It involved divestment of certain assets of both Endesa and Gas Natural amounting to between 7,500 and 9,500 million euros approximately. This divestment included assets contained in the proposal of commitments submitted to the Spanish competition authorities, the “Remedy Plan,” as well as assets outside Spain. Part of the assets in said Divestment Plan are included in the agreement with Iberdrola, described below in the subsection “Agreement with Iberdrola.”

On February 3, 2006, the Council of Ministers approved the transaction subject to certain conditions, given in detail in Section 4.3.2 of Chapter IV of the Folleto. These conditions require divestments that meet certain requirements. Specifically, Condition 19 requires Gas Natural to submit a confidential detailed plan of action and deadlines (Action Plan) to the Defense of Competition Service to meet said conditions.

Gas Natural estimates the total divestment required to meet the conditions imposed by the Council of Ministers and the commitments assumed in the agreement with Iberdrola could be in the range of between 8,500 and 10,500 million euros.

Also, it is hereby recorded that the authorization of the transaction by the Spanish National Energy Commission depends on the new group’s disposing of assets valued at least 8,200 million euros. This condition is expected to be met

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by executing the above-mentioned Action Plan and other divestments contemplated in the agreement with Iberdrola.

Besides these divestments, as of the date of the Folleto, Gas Natural has no plans or intention to use or dispose of Endesa’s assets outside the normal course of business, unless opportunities to divest non-energy assets on attractive terms and conditions arise. In such event, Gas Natural undertakes to distribute the capital gains earned from disposing of said non-energy assets in the period 2005-2009 on the terms described in the section titled “Shareholder Remuneration Policies” above.

For Endesa’s assets, the corporate decision-making bodies of the companies in the Endesa Group holding each of said assets will make the corresponding divestments once Gas Natural has taken effective control of Endesa.

Apart from this, the Spanish National Energy Commission has imposed the condition that any future purchase agreements for the regulated assets divested as a consequence of the transaction must contain the purchaser’s assumption of the investment commitments for regulated activities in the electricity sector included in Endesa’s investment plan for the period 2005-2009, as well as all the investments in regulated gas activities, both in transport and in distribution, included in Endesa’s and Gas Natural’s investment plans for the period 2005-2009, respecting the territorial distribution of the same.

•	Remedy Plan

The so-called “Remedy Plan” was submitted to the Defense of Competition Service by Gas Natural on September 12, 2005, to remedy any possible difficulties which might be detected in the transaction, as well as to contribute to the reorganization of the energy sector to achieve real, effective competition. Section 4.1.3 of Chapter IV of the Folleto describes in detail the divestments indicated in the “Remedy Plan,” both for the electricity and gas markets.

Some of the conditions imposed by the Council of Ministers on February 3, 2006, are not part of the “Remedy Plan” submitted by Gas Natural; in other cases, even those forming part of the “Remedy Plan” have a different scope or content (such as the number of supply points for gas distribution which must be disposed of); and some points in the Remedy Plan were not considered in the resolution of the Council of Ministers. Gas Natural must submit the Action Plan referred to in Condition 19 imposed by the Council of Ministers to the Defense of Competition Service within one month. The Defense of Competition Service will have one month to approve the same, once it has received a report from the Spanish National Energy Commission. The Defense of Competition Service may make amendments to the Action Plan.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

•	Agreement with Iberdrola

Gas Natural and Iberdrola, S.A. signed an agreement on September 5, 2005, effective subject to the dictates of the competent authorities and Gas Natural’s effectively taking control of Endesa.

The agreement stipulated that Gas Natural would transfer part of the assets included in the Remedy Plan to Iberdrola. Other, non-strategic assets described in Section 4.1.3 of Chapter IV of the Folleto would also be transferred.

Some of the conditions imposed by the Council of Ministers on February 3, 2006, regarding divestments are not included in the Remedy Plan submitted by Gas Natural. Though, as of the date of the Folleto, Gas Natural has not yet decided which assets to divest, some of those included in the Action Plan approved by the Defense of Competition Service will certainly not coincide with those of the Remedy Plan. Apart from this, the Action Plan may also affect the agreement with Iberdrola.

The assets referred to in the agreement with Iberdrola are certain assets in the electricity generation and distribution market, certain gas distribution assets, and certain assets relating to divestments planned in Italy and France.

The transfer of assets in regulated sectors in Spain will be carried out using all the means necessary to guarantee the proper continuity in the management and provision of services in said sectors. Likewise, for said purpose, Iberdrola has committed to maintaining the investment in each of these sectors.

Provisionally and in no way binding, Gas Natural and Iberdrola have calculated the income from the divestments provided in the agreement with Iberdrola at between 7,000 and 9,000 million euros. This figure may change once the assets to be effectively divested have been determined, in keeping with the conditions imposed by the Council of Ministers on February 3, 2006. Gas Natural and Iberdrola have agreed that the price of these assets will be determined, as indicated, by two or possibly three business banks respecting the fair market value of the assets or stakes on the day Gas Natural takes effective control of Endesa.

The agreement with Iberdrola depends on (i) Gas Natural’s acquisition of the majority stake in Endesa’s capital, which will allow it to dispose of said assets and stakes through the corporate decision-making bodies; (ii) the compatibility of the purchase transaction with the decision adopted by the competent authorities and the latter’s granting of the corresponding authorizations; and (iii) the obtaining of third-party consents, if necessary.

•	Policy with Respect to Endesa’s Liabilities

Gas Natural intends for the funds obtained by Endesa from the disposal of assets as provided in the Action Plan and the agreement with Iberdrola to be used to reduce Endesa’s net debt, unless Endesa’s financing needs, financial market circumstances, or other relevant factors at the time each such disposal

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occurs warrant using the proceeds of the same for other purposes (such as, for example, investment opportunities).

As for Endesa’s debt still pending payment after the above-mentioned amortization process, Gas Natural has no intention or specific plan at this time to refinance the same. However, neither Gas Natural nor Endesa have plans or intend to issue debt or securities outside the normal course of business.

Amendment of By-Laws

Apart from the amendment of Endesa’s By-Laws on which the Offer depends and those which may result from the reorganization mentioned above (including the possible merger of Gas Natural and Endesa), after payment for the Offer, Gas Natural will analyze and determine other amendments to Endesa’s By-Laws which it may consider convenient in light of Endesa’s business and shareholders or, as appropriate, the custom of the Gas Natural Group. However, as of the date of the Folleto, no such amendments have been specified. Likewise, if the By-Law amendments are not adopted prior to the end of the acceptance period but Gas Natural nevertheless waives them, Gas Natural intends to promote the amendment of certain articles of Endesa’s By-Laws insofar as they hinder Gas Natural’s taking effective control of Endesa.

Administrative Body

As for Endesa’s Board of Directors, Gas Natural intends to adapt it to the new shareholder composition resulting from the Offer. Specifically, Gas Natural intends to be represented on Endesa’s Board of Directors and its delegate commissions at least in proportion to its stake in Endesa’s corporate capital. For this purpose, Gas Natural intends to renew the composition and structure of Endesa’s Board of Directors and its delegate commissions (Commission on Auditing and Compliance, Committee on Appointments and Remuneration, and Executive Commission) and does not rule out changing the number of members, though as of the date of the Folleto no such plans or provisions have been made in this respect.

Without prejudice to the adaptation of the By-Laws and other corporate documentation which may be carried out as indicated in the preceding subsection, while Endesa is a listed company, Gas Natural intends to continue following the recommendations on good corporate governance. To do so, Gas Natural plans to maintain independent members on Endesa’s Board of Directors, though there will be significantly fewer due to the appointment, at the behest of Gas Natural, of Board Members due to ownership. Gas Natural also plans to maintain the Commission on Auditing and Compliance, the Committee on Appointments and Remuneration, and the Executive Commission as they are at this time. Certain modifications may, however, be made in keeping with the amendment of the By-Laws, as well as possible amendment of the Regulations for the Board of Directors and other corporate records necessary to maintain the coherence and consistency of said records in light of the specific

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amendments made to the By-Laws. Moreover, the structure of these commissions will be adapted to the situation in the Board of Directors after the payment for the Offer.

In contrast, if Gas Natural decides to de-list Endesa’s shares as indicated in the following subsection, the independent Board Members will be replaced by executive or ownership members. Likewise, if Endesa shares are de-listed, Endesa would cease to observe the recommendations for good corporate governance as a listed company which it has been observing to date, without prejudice to maintaining the Executive Commission, the Commission on Auditing and Compliance, and the Committee on Appointments and Remuneration, the structure and operation of which may in any event be independent of said recommendations.

Initiatives Relating to Listing of Shares

Gas Natural hereby records that, if as a consequence of the high number of securities which accept the Offer, Endesa should cease to maintain adequate levels of liquidity and frequency of trading, Gas Natural intends to call a General Shareholders Meeting of Endesa as soon as possible (in any event no later than six (6) months after the take-over), in which it will propose and vote in favor of excluding Endesa shares from all the markets on which they are currently traded and applying to the CNMV, the SEC, and the SVS. Notwithstanding the preceding, in practice, as indicated below, the exclusion of Endesa shares from the New York Stock Exchange will require the existence of no more than 300 shareholders residing in the United States.

Otherwise, that is, if Endesa maintains adequate liquidity and frequency of trading, it is hereby recorded that Gas Natural has no plan nor has it made a decision as to the possible de-listing of Endesa.

If Gas Natural comes to promote Endesa’s de-listing, it will be carried out in full compliance with the applicable legal requirements.

Likewise, Gas Natural, complying at all times with the requirements and formalities of each jurisdiction, would carry out all necessary actions to de-list Endesa shares, insofar as is possible, in a coordinated fashion simultaneously in all the markets where they are admitted to trading.

The removal of Endesa shares from trading on the New York Stock Exchange and Endesa’s de-listing from the SEC are described in detail in Section 4.1.6. of Chapter IV of the Folleto.

In any event, it is hereby recorded that, if carried out, the merger of Gas Natural and Endesa would extinguish the legal status of Endesa and would entail its de-listing. This would mean the automatic elimination of registered shareholders resident in the United States. This would make it possible to withdraw the shares from trading and de-list Endesa with the SEC.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Shareholder Remuneration Policies

•	Gas Natural

If the result of the Offer is positive, Gas Natural intends to continue its current dividend policy, as far as frequency is concerned, paying a dividend on account, usually in January, and a supplementary dividend, usually in July.

Gas Natural also intends to increase the amount for the ordinary dividend paid to shareholders, up to 52-55% of the consolidated net profit for 2008. In any event, Gas Natural has set the goal of increasing the dividend by at least 15% annually in the period 2006-2009, regardless of whether or not Gas Natural and Endesa merge.

The above is consistent with Gas Natural’s goal of paying a total of approximately 5,000 million euros as the “dividend for ordinary activities” submitted by Endesa’s current management on October 3, 2005, from fiscal year 2006 to 2010 to Endesa shareholders which accept the Offer and reinvest the cash payment in Gas Natural shares (assuming a reinvestment price of 24.53 euros per share – equal to the closing price of Gas Natural shares on September 2, 2005 – and assuming that they keep the Gas Natural shares received as consideration and those acquired later until the close of fiscal year 2010).

Additionally, Gas Natural also assumes the commitment to pay dividends to its own shareholders consisting of all the capital gains resulting from the sale of Endesa’s non-energy assets (excluding those obtained from the sale of Auna) for fiscal years 2005-2009, shown in detail in the following subsection. It also undertakes to distribute the capital gains resulting from the sale of other non-energy assets by Gas Natural or companies in its group, other than Endesa and the companies in its group, over the same period.

Finally, it is hereby recorded that, as mentioned in Section 5.2 above, the New Shares will have the right to the supplementary dividend to be paid by Gas Natural in July 2006 insofar as they are registered in the Commercial Registry of Barcelona prior to the date on which said dividend is distributed.

•	Endesa

Endesa’s Board of Directors will determine the company’s ordinary dividend policy after the Offer, and Gas Natural will ensure that it is geared to comply with Endesa’s investment plan and contribute to Gas Natural’s dividend policy. As of the date of the Folleto, however, no specific plan on the future of Endesa’s dividends, maintenance of the same, or variation with respect to past dividends has been decided.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

In addition, Gas Natural assumes the commitment to make Endesa distribute the capital gains arising from the sale of non-energy assets (excluding those arising from the sale of Auna, the distribution of which has not been proposed by Endesa’s General Shareholders Meeting because it represents capital gains for fiscal year 2006, totaling 171 million euros) for the period 2005-2009. Accordingly, Endesa’s current management announced in a presentation made on October 3, 2005, that a large part of the capital gains (approximately 750 million of the 1,000 million euros announced) would come from the sale of real estate assets. With the limited amount of public information available, Gas Natural deems that said capital gains would be associated with the rezoning of land. There is no guarantee that said land will effectively be rezoned or that its value will allow Endesa to earn said amount in capital gains.

Finally, it is hereby recorded that the National Energy Commission has made the transaction conditional on the companies of the group resulting from the integration of Gas Natural and Endesa engaged in regulated activities only paying dividends in the period 2005-2009 when the resources they generate (defined as cash flow or net profits for the fiscal year plus amortizations) are sufficient to meet both their investment commitments and the amortization of the financial debt and the corresponding financial expenses.

In any event, it is planned for the shareholders remuneration policies described above to be compatible not only with the conditions imposed by the Spanish National Energy Commission, but also with those arising from the bank financing described in Section 7 above.

10.2	Impact of Gas Natural’s Acquiring the Endesa Shares

Section 4.2 of Chapter IV of the Folleto includes an estimate of the impact on Gas Natural of its acquiring the Endesa shares included in the Offer with respect to Gas Natural’s assets (including goodwill), shareholder equity, consolidated net financial debt, and results.

10.3	Competition Law

Competition Authorities in the European Union

The present purchase transaction is not subject to prior authorization under (EC) Regulation 139/2004, of the Council, of January 20, 2004, since it does not reach the threshold value for reporting, as established in Articles 1.2 and 1.3 of said Regulation.

Gas Natural was informed of this circumstance by the European Commission by fax on November 15, 2005.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Application for Authorization from the Spanish Competition Authorities

The present purchase transaction is subject to the prior authorization procedure provided for in Law 16/1989, of July 17, on Defense of Competition, and Royal Decree 1443/2001, of December 21, which implements said Law 16/1989 with respect to the supervision of economic concentrations. Consequently, Gas Natural reported the concentration transaction to the Defense of Competition Service on September 12, 2005. The Defense of Competition Service informed Gas Natural on November 7, 2005, of its resolution to send the file on the concentration represented by the present acquisition transaction to the Defense of Competition Court for its analysis. This is the beginning of the second phase of analysis of the present acquisition transaction by the Spanish competition authorities.

The Board of Directors of the Spanish National Energy Commission, meeting on December 20, 2005, exercising Function 15 of Additional Provision Eleven of Law 34/1998, of October 7, on the Hydrocarbon Sector, issued a non-binding report on the transaction, which gave their conclusions on the analysis of each market and the conditions necessary for the Spanish National Energy Commission to approve the transaction.

For its part, the Defense of Competition Court issued a non-binding report on January 5, 2006, recommending that the transaction not be authorized. This report was forwarded to the Minister of Economy.

Finally, on February 3, 2006, Gas Natural was notified of the Council of Ministers’ resolution subordinating the transaction of economic concentration (Gas Natural’s taking exclusive control of Endesa) to certain conditions. The Folleto attaches as an annex the full text of said conditions. Likewise, Section 4.3.2 of Chapter IV of the Folleto includes a summary of the same for information purposes.

In view of the Council of Ministers’ decision, the Board of Directors of Gas Natural, meeting in extraordinary session on February 6, 2006, agreed to go forward with the transaction.

Competition Authorities in Other Jurisdictions

In view of the information on Endesa made available to Gas Natural and of the information on stakes held in Endesa in the countries where it operates, the acquisition of indirect control of certain stakes or assets of Endesa or companies in its group as a consequence of the Offer is subject to reporting and authorization procedures in the following countries:

(a)

Italy: The Italian authorities used the mechanism provided in Article 22 of EC Regulation 139/2004 and requested that the European Commission be the competent authority to analyze the indirect acquisitions of control by Gas Natural as a result of the Offer. The European Commission rejected doing so. After rejection by the European

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Commission, Gas Natural applied for the corresponding authorization from the Italian authorities on November 2, 2005.

On December 28, 2005, the Italian authorities informed Gas Natural of their unconditional authorization of the transaction.

(b)	Portugal: The Portuguese authorities requested that the European Commission review the Portuguese aspects of the transaction through the mechanism provided in Article 22 of EC Regulation 139/2004. The European Commission rejected doing so. After rejection by the European Commission, Gas Natural applied for the corresponding authorization from the Portuguese authorities on November 3, 2005.

The examination procedure has been suspended several times. Due to these suspensions of the procedure, it is estimated that the term will expire in the first week of March.

Notifying the Portuguese authorities suspends the procedure. This means that if, after the present transaction is paid, Gas Natural fails to obtain the authorization from the Portuguese competition authorities, Gas Natural would have to guarantee to said authorities that it has introduced the mechanisms necessary to prevent its exercising indirect control over Endesa’s assets and subsidiaries in Portugal before said authorization is granted. Meanwhile, Gas Natural may not participate in the management of said companies. If authorization is denied in the end, Gas Natural will have to sell Endesa’s assets and subsidiaries in Portugal to comply with said denial.

Prior authorization in Portugal is not the prior authorization defined in Article 16.1 of Royal Decree 1197/1991, of July 26, on Tender Offers, since it is an authorization regarding the indirect acquisition of control after the fact over companies other than Endesa as a consequence of Gas Natural’s Offer being carried out.

(c)	France: Responding to a consultation made by Gas Natural, the French authorities confirmed that Gas Natural will not be required to report the transaction in France.

(d)	Argentina: The transaction must be reported within one week of the commencement of the acceptance period in Spain (following the publication of the announcement of the Offer). Said reporting does not cause suspension of the deadline. If the Offer has been paid for and the Argentine competition authorities later decide not to authorize the take-over, Gas Natural must sell Endesa’s assets and companies in Argentina to comply with said prohibition.

(e)	Brazil: The transaction must be reported within fifteen (15) days of the Offer’s being paid for in Spain. No prior authorization is required from the

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Brazilian competition authorities for Gas Natural to obtain indirect control over Endesa’s subsidiaries in Brazil. If the Brazilian competition authorities decide not to authorize the take-over, Gas Natural must sell Endesa’s assets and companies in Brazil.

(f)	Colombia: The Colombian authorities issued a formal resolution on December 5, 2005, stating that the integration of an electrical company and a gas company need not be reported to that country’s competition authorities. Consequently, Gas Natural has not reported the transaction.

(g)	Mexico: Responding to a consultation by Gas Natural, the Mexican authorities have recommended reporting as a precaution. Gas Natural reported the transaction to the Mexican competition authorities on November 4, 2005, and unconditional authorization for the transaction was granted on December 1, 2005.

(h)	Turkey: On consulting the Turkish competition authorities, Gas Natural decided to report, as a precaution, its indirect acquisition of a 50% stake which Endesa holds in a Turkish company on November 30, 2005. The Turkish competition authorities indicated on January 30, 2006, that the transaction of indirectly acquiring a 50% stake which Endesa holds in a Turkish company does not reach the threshold for reporting in Turkey. Therefore, prior authorization of the transaction is not required in Turkey.

As of the date of the Folleto, Gas Natural cannot at this time give an exact figure regarding the financial and business impact that failure to obtain all or any of the above authorizations may have over the newly consolidated Gas Natural-Endesa Group. Notwithstanding that, said impact is not expected to be significant. Gas Natural would dispose of the assets located in jurisdictions where the transaction is not authorized, through either public auction or any other effective procedure.

Gas Natural considers that there are no circumstances which might, in theory, cause the acquisition of indirect control over Endesa subsidiaries in jurisdictions where the transaction has yet to be authorized. In any event, the competition authorities in each of these jurisdictions will have the final word.

10.4	Administrative Authorizations

Secretary-General of Energy

On December 12, 2005, Gas Natural reported the transaction to the Secretary-General of Energy, who issued a resolution on December 30, 2005, declaring that, since Gas Natural did so report, the procedure provided in Article 4 of Law 5/1995, of March 23, on the legal system for disposing of public stakes in certain companies, need not be initiated.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Spanish National Energy Commission

On September 6, 2005, Gas Natural filed a writ before the Spanish National Energy Commission on the presentation of the Offer.

The Board of Directors of the Spanish National Energy Commission, meeting on November 8, 2005, in exercise of Function 14 of Additional Provision Eleven of Law 34/1998, of October 7, on the Hydrocarbon Sector, authorized Gas Natural’s taking a stake in Endesa’s corporate capital under the Offer. Said authorization was made subject to compliance with certain conditions. The Folleto attached the full text of said conditions. Likewise, Section 4.4.2 of Chapter IV of the Folleto includes a summary of the same for information purposes.

Other Authorizations

Once the Council of Ministers gave their authorization, unless the transaction must be authorized by the CNMV, Gas Natural declared that it has no obligation to report the same to the Spanish National Energy Commission or any other Spanish regulatory agency, nor does it require any other authorization, to acquire the Endesa shares through this Offer.

System of Stakeholding in More Than One Main Operator

It is hereby expressly recorded that, in the opinion of Gas Natural, insofar as the purpose of the Offer is to acquire control of Endesa, it will not be affected by the limitation on stakeholding in more than one main operator, as provided in Article 34 of Royal Decree-Law 6/2000, of June 23, on Urgent Measures to Intensify Competition in the Goods and Services Markets.

Authorization by Foreign Energy Authorities

In view of the information which Gas Natural has available on Endesa and in light of the available information on Endesa’s stakes in countries where it engages in commercial activities, some of the effects of the Offer are subject to reporting and authorization procedures or simple reporting in the following jurisdictions.

(a)

Brazil: Gas Natural applied for authorization from the Brazilian authorities on December 5, 2005. Reporting to the Brazilian energy regulator suspends the procedure. This means that if, after the present transaction is paid, Gas Natural fails to obtain the authorization from the Brazilian authorities, Gas Natural would have to guarantee to said authorities that it has introduced the mechanisms necessary to prevent its exercising indirect control over Endesa’s subsidiaries in Brazil which operate under administrative authorization before authorization of the Offer is granted. Meanwhile, Gas Natural cannot participate in the management of said companies. If authorization is denied in the end,

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Gas Natural must sell Endesa’s subsidiaries which are concessionaires of public services, as well as those other subsidiaries which operate under administrative authorization, in Brazil to comply with said denial.

Prior authorization in Brazil is not the prior authorization defined in Article 16.1 of Royal Decree 1197/1991, of July 26, on Tender Offers, since it is an authorization regarding the indirect acquisition of control after the fact over companies other than Endesa as a consequence of Gas Natural’s Offer being carried out.

(b)	Argentina: Acquisition of indirect control over Endesa’s subsidiaries in Argentina is not subject to authorization in Argentina, though there is a reporting obligation following payment. One of Endesa’s relevant subsidiaries in Argentina must report to the energy regulator.

(c)	Colombia: Acquisition of indirect control over Endesa’s subsidiaries in Colombia must be reported to the Colombian energy regulator. This reporting must be done after paying for the Offer. Thus, there is no specific deadline in Colombian regulations which would entitle the regulator to impose conditions on the terms of the administrative authorizations under which Endesa’s subsidiaries operate in Colombia.

(d)	Turkey: Gas Natural applied for the corresponding authorization from the Turkish energy sector regulatory authorities on November 30, 2005. On January 4, 2006, said authorities issued a resolution stating that, given the peculiarities of the transaction (an offer which may only be executed on complying with certain conditions), they are not yet pronouncing on the transaction, which may thus be carried out. Once Gas Natural has effectively acquired indirect control over the Turkish company, Gas Natural must report the transaction to the Turkish authorities for their analysis of the same. If authorization is denied, Gas Natural must sell Endesa’s stake in the Turkish company to comply with said prohibition.

(e)	Poland: Acquisition of indirect control over Endesa’s subsidiaries in Poland is not subject to authorization, though there is an obligation to report the transaction to the Polish regulatory authorities once payment has been made. Thus, there is no specific deadline in Polish regulations.

As of the date of the Folleto, Gas Natural cannot at this time give an exact figure regarding the financial and business impact that failure to obtain all or any of the above authorizations may have over the newly consolidated Gas Natural-Endesa Group. Notwithstanding that, said impact is not expected to be significant. Gas Natural would dispose of the assets located in jurisdictions where the transaction is not authorized, through either public auction or any other effective procedure.

Gas Natural considers that the energy regulatory authorities in the jurisdictions in which the transaction has not yet been authorized will authorize the

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

acquisition of indirect control over Endesa’s subsidiaries. If said authorities impose conditions, Gas Natural does not foresee that they will have significant impact. In any event, the final decision of the energy regulatory authorities in said jurisdictions must be complied with.

10.5	Obligation to Make Tender Offers in Other Jurisdictions

If the result of the Offer is positive, after it is paid for, it will be necessary to present Tender Offers on certain of Endesa’s listed subsidiaries in which the company does not hold 100% of the capital. The only such Offers which may need to be presented for Endesa’s listed subsidiaries in other countries are those indicated below:

(a)	Brazil: After taking effective control of Endesa, Gas Natural could be obliged to present Tender Offers for Ampla Energía, S.A. and Compañía Energética do Ceará (COLECE).

(b)	Peru: If the result of the Offer is positive, Gas Natural could be obliged to present Tender Offers for Edegel, S.A.A., Edelnor, S.A.A. and Etevensa, S.A.A., shares of which are traded in Lima, as well as for Piura, S.A.A. and Generandes, S.A.A., which are not publicly traded.

Regarding the Endesa group companies the shares of which are traded on the Stock Exchange of Santiago, Chile (to wit: Enersis, S.A., Endesa Chile, S.A., Chilectra, S.A., and E.E. Pehuenche, S.A.), the SVS informed Gas Natural on December 7, 2005, that there is no obligation to present a Tender Offer for said companies.

Gas Natural estimates that the total amount for the Tender Offers which it may be obliged to present in Brazil and Peru as a result of payment for the Offer in Spain would be approximately 750 million euros.

11.	Risk Factors

Chapter V of the Folleto Offers information on the risk factors to be taken into consideration prior to adopting the decision as to whether or not to accept the Offer.

12.	Information on Gas Natural’s Economic and Financial Situation

Chapter VI of the Folleto Offers information on Gas Natural’s economic and financial situation.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

13.	Information on the Shares to Be Issued by Gas Natural

Chapter VII of the Folleto Offers certain information on the New Shares to be issued by Gas Natural, as well as information on the tax consequences arising from the transfer of the shares under the Offer.

Barcelona, March 6, 2006

Chairman of the Board, Salvador Gabarró Serra

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

3 Full Text of the Proposed Resolutions to Be Submitted to the General Shareholders Meeting of Gas Natural, S.A. for Approval

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

First.-	Increase of the capital stock for the face amount of 602,429,955 euros through the issuance of 602,429,955 new common shares, having a par value of one (1) euro each, with an issuance premium to be determined, pursuant to Article 159.1.c) in fine of the Law of Corporations (Ley de Sociedades Anónimas), by the Board of Directors, at the time the capital increase is executed. The equivalent value of the increase will be in-kind contributions consisting of the shares of Endesa, S.A., whose holders accept the Tender Offer (OPA) made by Gas Natural SDG, S.A. The increase will be implemented with the total elimination of the preferential subscription right and express allowance for the possibility of partial subscription.

For purposes of taking into account the portion in newly issued shares of the consideration in the Tender Offer (OPA) (the “Offer”) made by Gas Natural SDG, S.A. (“Gas Natural” or the “Company”) for 100% of the shares of Endesa, S.A. (“Endesa”), it is resolved to increase the capital stock of the Company for the face amount of up to 602,429,955 euros, by issuing and placing in circulation a total of 602,429,955 new common shares, with par value of one (1) euro each, of he same class and series as the existing shares, represented by book entry.

The new shares of the Company will grant its holders the same political and economic rights as common shares of the Company currently in circulation from the date of registration of the applicable capital increase.

The new shares of the Company which are the subject of this capital increase will be fully paid in by in-kind contributions consisting of the Endesa shares (including Endesa shares represented by American Depositary Shares or ADS), whose holders accept the Offer by Gas Natural for Endesa, in the proportion of 569 newly issued shares of Gas Natural for every 1,000 shares of Endesa.

In accordance with Article 161.1 of the Law of Corporations (Ley de Sociedades Anónimas), and in compliance with Article 10.5 of Royal Decree 1197/1991 of July 26, on the procedure of tender Offers for the acquisition of securities, there is the express possibility of partial subscription of the agreed increase, which may be executed by the Board of Directors once or twice, as necessary, to take into account the payment of the Offer in Spain and in the United States. As a result, if the Offer is not accepted in its entirety, the capital increase will be limited to the amount corresponding to the par value of the Gas Natural shares effectively subscribed and paid in by the holders of Endesa shares who have accepted the Offer, the remainder being irrelevant.

The new shares are issued for the par value of one (1) euro each, plus a share premium to be determined by the Board of Directors of the Company (or delegated to the Executive Committee) at the time the resolution on the capital increase is executed, pursuant to Article 159.1.c) in fine of the Law of Corporations (Ley de Sociedades Anónimas). The issue price (par value and premium amount) will be determined within the minimum and maximum limits set forth below and with respect to the following considerations:

(i)	The minimum will be the net equity value of the Gas Natural shares resulting from the report of the auditor, other than the auditor of the Company appointed by the Commercial Registry of Barcelona, determined on the basis of the audited consolidated financial statements of the Company for the six-month period ended October 31, 2005. In other words, the share premium added to the par value should in all cases exceed 12.055 euros per share.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

(ii)	The maximum will be determined by the figure of 24.53 euros per share, representing the closing share price of the Gas Natural shares on the Stock Exchange Interconnection System (Continuous Market) on September 2, 2005, i.e., the trading session immediately prior to the date on which the Board of Directors of the Company resolved to formulate the Offer for Endesa.

(iii)	The issue price will also have to be determined in terms of the eventual modification of the consideration of the Offer if it becomes necessary or appropriate in the opinion of the Board of Directors in view of market conditions.

(iv)	The issue price (nominal value and premium) may not exceed, by more than 20%, the value resulting from deducting the cash portion of the consideration of the Offer from the value assigned to the Endesa shares that will be contributed, as established by the independent expert appointed by the Barcelona Mercantile Register.

Notwithstanding the provisions of Article 10.6 of Royal Decree 1197/1991 of July 26, on the procedure of tender Offers for the acquisition of securities, and in the event that the provisions of Article 159.1 of the Law of Corporations (Ley de Sociedades Anónimas) are deemed to be required to be fulfilled, it is resolved, given the purpose of the increase, to totally eliminate the preferential right of subscription of the existing shareholders of the Company with respect to the shares to be issued by virtue of this resolution, as so required in the interests of the Company.

This resolution on the capital increase is subject to the effectiveness of the Offer formulated by Gas Natural for Endesa, which is, in turn, subject to compliance with the conditions set forth below, although the Board of Directors of the Company may waive compliance with each and every one of them:

(i)	That, as a result of the Offer, the Company acquires at least 794,064,088 shares of Endesa, representing 75% of its share capital.

(ii)	That the General Meeting of Shareholders of Endesa adopt the resolution to amend Article 32 of the corporate bylaws of Endesa so as to eliminate all limitations or restrictions with respect to the number of votes exercisable by the shareholders of Endesa (individually or collectively), or companies belonging to the same group or natural persons and companies controlled by such companies.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

(iii)	That the General Meeting of Shareholders of Endesa adopt the resolution to amend Article 37, and consequently, Article 38, of the corporate bylaws of Endesa, so as to eliminate the typification of directors and majority composition of the Board of Directors.

(iv)	That the General Shareholders’ Meeting of Endesa adopt the resolution to amend Article 42 of the corporate bylaws of Endesa, so as to not require any condition in order to be appointed as member of the Board of Directors of Endesa or Managing Director (Consejero Delegado), other than the non-existence of incompatibilities as provided by law.

It is resolved that this capital increase by in-kind contributions make use of all tax benefits applicable to the nature of the agreed transaction in the event that the requirements provided by law are met.

This resolution has been adopted upon making available to the shareholders the proposal and Board of Directors’ report, in compliance with the Law of Corporations (Ley de Sociedades Anónimas), as well as the mandatory report of the auditor, other than the auditor of the Company required by Article 159.1 of said law.

Second.-	Request to be made to the competent national and international agencies to admit the new shares to be traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, including the Stock Exchange Interconnection System (Continuous Market) and admit the shares of Gas Natural SDG, S.A. to be traded, by means of ADS, on the New York Stock Exchange, in the manner required by each of such exchanges.

It is resolved to request that the new shares be admitted to be traded on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, including the Stock Exchange Interconnection System (Continuous Market), expressly indicating that the Company is subject to the rules that exist currently or which may be issued with respect to the stock exchange, and in particular, on the obtaining, permanence and exclusion of the official market price. For this purpose, the Board of Directors is authorized, with the ability to delegate to its Executive Committee, so that, once the resolution on the capital increase is executed, it may request all competent agencies to admit the new shares of the Company to be traded, preparing and executing to that end any documents necessary in the terms they deem appropriate.

Likewise, it is resolved to request that the shares of Gas Natural SDG, S.A. be admitted to be traded on the New York Stock Exchange, through American Depositary Shares (ADS), with an equivalent value of one (1) ADS of Gas Natural for each common share of Gas Natural, delegating to the Board of Directors, with the ability to delegate to its Executive Committee, the powers necessary to request the same in the manner of and subject to the required terms and conditions, as well as to negotiate and execute the agreements governing the issuance of the ADS and the certificates representing them (American Depositary Receipts or ADS), and in general, to execute and issue all public and private documents, and carry out any actions, declarations or formalities before the competent authorities of the United

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

States of America, which are necessary for purposes of requesting and obtaining admission to trade the new shares.

Third.-	In accordance with Article 153.1.a) of the Law of Corporations (Ley de Sociedades Anónimas), delegation to the Board of Directors, having powers of substitution on its Executive Committee, of the powers necessary to determine the conditions of the increase in all aspects not provided by the General Shareholders’ Meeting, including, among other matters, the determination of the amount of the share premium, the final implementation of the capital increase as a result of the acceptances of the Tender Offer (OPA), the amendment of Article 5 and first paragraph of Article 6 of the bylaws to conform to the new share capital figure, as well as the issuance of any public and private documents that may be necessary to execute the resolution of the capital increase.

Pursuant to Article 153.1.a) of the Law of Corporations (Ley de Sociedades Anónimas), it is resolved to delegate to the Board of Directors, with the power of substitution on its Executive Committee, the powers necessary to determine any conditions not provided in the resolution of the capital increase adopted by the General Shareholders’ Meeting, including, among other matters, the determination of the amount of the share premium pursuant to the procedure provided for same under Article 159.1.c) in fine of the Law of Corporations (Ley de Sociedades Anónimas), to execute the capital increase once or twice (until the maximum amount agreed), by issuing and placing in circulation the shares representing such increase, which may be necessary to accommodate the payment of the Offer in Spain and the United States of America, to amend the text of Article 5, and first paragraph of Article 6 of the bylaws to conform it to the new share capital figure and number of resulting shares, granting any public and public documents that may be necessary to execute the resolution on the capital increase and carrying out any acts necessary to register the capital increase in the Commercial Registry. In accordance with said Article 153.1.a), this delegation is granted for a term of one year from the adoption of the resolution on the capital increase by the General Shareholders’ Meeting.

Fourth.-	Ratification and appointment of director

To appoint Mr. José Arcas Romeu as a Director for the statutory term of three years from the date of adoption of this resolution, ratifying, as necessary, his prior appointment by overwhelming consent of the Board of Directors of the Company at its meeting of June 30, 2005.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

Fifth.-	Authorization to the Board of Directors to interpret, correct, supplement, execute and implement the resolutions adopted by the General Shareholders Meeting, as well as to substitute the powers it receives from the General Shareholders Meeting, and grant of powers for purposes of elevating such resolutions to a public instrument.

Notwithstanding the delegations included in the preceding resolutions, it is resolved to authorize the Board of Directors to interpret, correct, supplement, execute and implement the verbal or written designation by the Commercial Registry, or any other authorities, officers and institutions competent to do so, as well as to comply with all requests that may be required by law for the effectiveness thereof, and, in particular, to delegate to the Executive Committee all or part of the powers received from this General Shareholders’ Meeting by virtue of both the preceding resolutions and this resolution.

Expressly and in the broadest terms, it is resolved to authorize Salvador Gabarró Serra (Chairman of the Board of Directors), Antonio Brufau Niubó (Vice Chairman of the Board of Directors), Rafael Villaseca Marco (Managing Director (Consejero Delegado)) and Felipe Cañellas Vilalta (Assistant Secretary of the Board of Directors), so that any one of them, acting indistinctly and jointly or severally, may appear before a Notary and grant on behalf of the Company the public deeds that may be necessary or appropriate in connection wit the resolutions adopted by this General Shareholders’ Meeting.

This is a free translation of a Spanish language document which has been provided for purposes of convenience. In case of discrepancies, the Spanish version shall prevail. Gas Natural shall not be responsible for any deviations between the translation and the Spanish language document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: April 7, 2006	By:	/s/ Carlos J. Álvarez Fernández
Name: Carlos J. Álvarez Fernández
Title: Chief Financial Officer